SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel
CNPJ/MF 76.483.817/0001-20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

QUARTERLY INFORMATION

ITR

June 2009

FINANCIAL STATEMENTS

Balance Sheet - Assets

As of June 30, 2009 and March 31, 2009
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/06/2009	31/03/2009	30/06/2009	31/03/2009

1	TOTAL ASSETS		9,914,609	9,851,177	13,315,213	13,188,444
1.01	CURRENT ASSETS		778,143	988,919	3,520,187	3,539,576
1.01.01	Cash in hand and cash equivalents	3	525,389	324,586	1,531,582	1,594,217
1.01.02	Receivables		252,754	664,333	1,910,714	1,873,210
1.01.02.01	Customers		-	-	978,862	993,164
1.01.02.01.01	Customers and distributors	4	-	-	1,033,503	1,044,176
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(66,511)	(60,724)
1.01.02.01.03	Telecommunications services, net		-	-	11,870	9,712
1.01.02.02	Other Receivables		252,754	664,333	931,852	880,046
1.01.02.02.01	Dividends receivable	13	94,852	479,725	3,560	5,247
1.01.02.02.02	Service in progress		-	-	76,015	59,626
1.01.02.02.03	CRC transferred to State Government	6	-	-	48,417	47,782
1.01.02.02.04	Taxes and social contribution	7	83,702	82,725	245,021	231,546
1.01.02.02.05	Deferred regulatory assets - CVA	8	-	-	239,074	188,303
1.01.02.02.06	Other regulatory assets	9	-	-	35,051	27,570
1.01.02.02.07	Bonds and securities		73,728	71,358	92,097	71,358
1.01.02.02.08	Collaterals and escrow deposits	10	453	30,522	125,295	174,565
1.01.02.02.09	Other receivables	11	19	3	67,322	74,049
1.01.03	Inventories		-	-	77,891	72,149
1.02	NONCURRENT ASSETS		9,136,466	8,862,258	9,795,026	9,648,868
1.02.01	Long-Term Receivables		1,095,097	1,100,023	2,000,901	1,997,234
1.02.01.01	Sundry Receivables		146,948	150,203	2,000,901	1,997,234
1.02.01.01.01	Customers and distributors	4	-	-	68,917	71,632
1.02.01.01.02	Provision for doubtful accounts	5	-	-	(19)	(191)
1.02.01.01.03	Telecommunications services		-	-	2,231	2,827
1.02.01.01.04	CRC transferred to State Government	6	-	-	1,235,013	1,248,554
1.02.01.01.05	Taxes and social contribution	7	119,753	122,175	479,613	458,496
1.02.01.01.06	Deferred regulatory assets - CVA	8	-	-	86,033	51,790
1.02.01.01.07	Other regulatory assets	9	-	-	-	5,786
1.02.01.01.08	Bonds and securities		-	-	5,289	-
1.02.01.01.09	Collaterals and escrow deposits	10	-	-	27,069	37,515
1.02.01.01.10	Judicial deposits	12	25,437	26,270	79,973	109,116
1.02.01.01.11	Other Receivables	11	1,758	1,758	16,782	11,709
1.02.01.02	Receivables from Related Parties	13	948,149	949,820	-	-
1.02.01.02.01	From subsidiaries		948,149	949,820	-	-
1.02.02	Permanent Assets		8,041,369	7,762,235	7,794,125	7,651,634
1.02.02.01	Investments	14	8,021,194	7,741,872	408,393	404,689
1.02.02.01.01	Equity in investees		95,866	96,179	389,025	385,303
1.02.02.01.03	Equity in subsidiaries		7,910,966	7,631,331	-	-
1.02.02.01.04	Other investments		14,362	14,362	19,368	19,386
1.02.02.02	Property, Plant, and Equipment	15	-	-	7,255,224	7,120,704
1.02.02.03	Intangible Assets	16	20,175	20,363	130,508	126,241

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheet – Liabilities

As of June 30, 2009 and March 31, 2009
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/06/2009	31/03/2009	30/06/2009	31/03/2009

2	TOTAL LIABILITIES		9,914,609	9,851,177	13,315,213	13,188,444
2.01	CURRENT LIABILITIES		91,476	295,421	1,504,939	1,684,825
2.01.01	Loans and financing	17	18,617	13,822	88,668	80,415
2.01.02	Debentures	18	20,770	5,770	54,629	38,823
2.01.03	Suppliers	19	1,079	464	525,932	542,241
2.01.04	Taxes, fees, and contributions	7	36,261	35,914	394,953	310,755
2.01.05	Dividends payable		14,555	239,264	17,495	248,686
2.01.06	Payroll, social charges, and accruals	20	168	162	151,636	169,468
2.01.08	Other		26	25	271,626	294,437
2.01.08.01	Post-employment benefits	21	19	19	21,194	20,919
2.01.08.02	Deferred regulatory liabilities - CVA	8	-	-	-	12,977
2.01.08.03	Other regulatory liabilities	9	-	-	16,577	21,071
2.01.08.04	Regulatory charges	22	-	-	37,142	33,248
2.01.08.05	R & D and Energy Efficiency	23	-	-	97,955	100,262
2.01.08.06	Other accounts payable	24	7	6	98,758	105,960
2.02	NONCURRENT LIABILITIES		1,207,982	1,230,598	2,946,055	2,938,620
2.02.01	Noncurrent liabilities		1,207,982	1,230,598	2,946,055	2,938,620
2.02.01.01	Loans and financing	17	398,112	414,163	737,764	743,892
2.02.01.02	Debentures	18	600,000	600,000	786,412	794,617
2.02.01.03	Provisions for contingencies	25	209,870	216,435	619,870	592,225
2.02.01.06	Other		-	-	802,009	807,886
2.02.01.06.01	Suppliers	19	-	-	203,077	209,352
2.02.01.06.02	Taxes and social contributions	7	-	-	38,520	27,388
2.02.01.06.03	Post-employment benefits	21	-	-	371,934	398,864
2.02.01.06.04	Deferred regulatory liabilities - CVA	8	-	-	13,076	-
2.02.01.06.05	Other regulatory liabilities	9	-	-	-	3,868
2.02.01.06.06	R & D and Energy Efficiency	23	-	-	95,285	83,943
2.02.01.06.07	Deferred revenues		-	-	74,994	74,994
2.02.01.06.08	Other payables	24	-	-	5,123	9,477
2.04	NON-CONTROLLING SHAREHOLDERS' INTERESTS		-	-	249,068	239,841
2.05	SHAREHOLDERS' EQUITY		8,615,151	8,325,158	8,615,151	8,325,158
2.05.01	Paid-in stock capital	26	4,460,000	4,460,000	4,460,000	4,460,000
2.05.02	Capital Reserves		838,340	838,340	838,340	838,340
2.05.04	Income Reserves		2,754,747	2,754,747	2,754,747	2,754,747
2.05.04.01	Legal reserves		377,590	377,590	377,590	377,590
2.05.04.02	Retained earnings		2,377,157	2,377,157	2,377,157	2,377,157
2.05.06	Accrued Earnings		562,064	272,071	562,064	272,071

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Operations

For the six-month periods ended on June 30, 2009 and 2008
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/06/2009	30/06/2008	30/06/2009	30/06/2008

3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	27	-	-	4,217,412	4,010,379
3.01.01	Electricity sales to final customers		-	-	1,525,931	1,454,261
3.01.02	Electricity sales to distributors		-	-	653,724	624,275
3.01.03	Use of the power grid		-	-	1,770,443	1,702,777
3.01.04	Telecommunications revenues		-	-	49,211	36,777
3.01.05	Distribution of piped gas		-	-	128,958	129,962
3.01.06	Other operating revenues		-	-	89,145	62,327
3.02	DEDUCTIONS FROM GROSS REVENUES	28	-	-	(1,503,922)	(1,341,851)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	2,713,490	2,668,528
3.04	COST OF SALES AND/OR SERVICES	29	-	-	(1,704,875)	(1,608,507)
3.04.01	Electricity purchased for resale		-	-	(764,182)	(774,203)
3.04.02	Charges for the use of the power grid		-	-	(264,664)	(181,601)
3.04.03	Personnel and management		-	-	(279,233)	(220,763)
3.04.04	Pension and healthcare plans		-	-	7,338	(30,745)
3.04.05	Materials and supplies		-	-	(26,515)	(21,827)
3.04.06	Raw materials and supplies for electricity generation		-	-	(13,412)	(8,274)
3.04.07	Natural gas and supplies for the gas business		-	-	(69,085)	(64,423)
3.04.08	Third-party services		-	-	(103,540)	(95,537)
3.04.09	Depreciation and amortization		-	-	(181,980)	(194,260)
3.04.10	Other costs		-	-	(9,602)	(16,874)
3.05	RESULT OF OPERATIONS		-	-	1,008,615	1,060,021
3.06	OTHER INCOME (EXPENSES)		564,764	601,041	(147,237)	(124,948)
3.06.01	From sales	29	-	-	(24,424)	(27,936)
3.06.02	General and administrative revenues (expenses)	29	(7,371)	(5,645)	(157,281)	(116,662)
3.06.03	Interest income (expenses)	30	7,971	(20,857)	94,161	86,636
3.06.03.01	Interest income		62,580	41,963	188,316	251,617
3.06.03.02	Interest expenses		(54,609)	(62,820)	(94,155)	(164,981)
3.06.05	Other Operating Expenses	29	4,063	(8,576)	(81,174)	(89,015)
3.06.05.01	Other revenues (expenses), net		4,063	(8,576)	(81,174)	(89,015)
3.06.06	Equity in results of investees	14	560,101	636,119	21,481	22,029
3.07	OPERATING INCOME (LOSSES)		564,764	601,041	861,378	935,073
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		564,764	601,041	861,378	935,073
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	7	(1,233)	-	(228,427)	(283,331)
3.11	DEFERRED INCOME TAX	7	(1,467)	11,978	(57,875)	(27,627)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS		-	-	(13,012)	(11,096)
3.15	NET INCOME FOR THE PERIOD		562,064	613,019	562,064	613,019

	NET INCOME PER SHARE - in reais		2.0539	2.2401

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Operations – Second Quarter Variations

For the quarters ended on June 30, 2009 and 2008
(In thousands of reais)

CODE	DESCRIPTION				Consolidated

		01/04/2009	01/01/2009	01/04/2008	01/01/2008
		- 30/06/2009	- 30/06/2009	- 30/06/2008	- 30/06/2008
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,139,871	4,217,412	2,020,800	4,010,379
3.01.01	Electricity sales to final customers	773,252	1,525,931	735,592	1,454,261
3.01.02	Electricity sales to distributors	319,141	653,724	307,659	624,275
3.01.03	Use of the power grid	900,842	1,770,443	852,540	1,702,777
3.01.04	Telecommunications revenues	25,596	49,211	19,183	36,777
3.01.05	Distribution of piped gas	66,665	128,958	70,471	129,962
3.01.06	Other operating revenues	54,375	89,145	35,355	62,327
3.02	DEDUCTIONS FROM GROSS REVENUES	(783,010)	(1,503,922)	(666,830)	(1,341,851)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,356,861	2,713,490	1,353,970	2,668,528
3.04	COST OF SALES AND/OR SERVICES	(824,576)	(1,704,875)	(741,808)	(1,608,507)
3.04.01	Electricity purchased for resale	(334,842)	(764,182)	(330,704)	(774,203)
3.04.02	Charges for the use of the power grid	(141,963)	(264,664)	(75,834)	(181,601)
3.04.03	Personnel and management	(149,365)	(279,233)	(114,793)	(220,763)
3.04.04	Pension and healthcare plans	3,776	7,338	(14,642)	(30,745)
3.04.05	Materials and supplies	(14,705)	(26,515)	(11,893)	(21,827)
3.04.06	Raw materials and supplies for electricity generation	(7,719)	(13,412)	(3,261)	(8,274)
3.04.07	Natural gas and supplies for the gas business	(31,419)	(69,085)	(32,632)	(64,423)
3.04.08	Third-party services	(55,330)	(103,540)	(50,097)	(95,537)
3.04.09	Depreciation and amortization	(90,276)	(181,980)	(98,353)	(194,260)
3.04.10	Other costs	(2,733)	(9,602)	(9,599)	(16,874)
3.05	RESULT OF OPERATIONS	532,285	1,008,615	612,162	1,060,021
3.06	OTHER INCOME (EXPENSES)	(84,152)	(147,237)	(66,065)	(124,948)
3.06.01	From sales	(13,451)	(24,424)	(12,810)	(27,936)
3.06.02	General and administrative revenues (expenses)	(92,326)	(157,281)	(62,778)	(116,662)
3.06.03	Interest income (expenses)	61,623	94,161	52,546	86,636
3.06.03.01	Interest income	100,545	188,316	145,014	251,617
3.06.03.02	Interest expenses	(38,922)	(94,155)	(92,468)	(164,981)
3.06.05	Other Operating Expenses	(50,305)	(81,174)	(52,802)	(89,015)
3.06.05.01	Other revenues (expenses), net	(50,305)	(81,174)	(52,802)	(89,015)
3.06.06	Equity in results of investees	10,307	21,481	9,779	22,029
3.07	OPERATING INCOME (LOSSES)	448,133	861,378	546,097	935,073
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	448,133	861,378	546,097	935,073
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(122,129)	(228,427)	(160,422)	(283,331)
3.11	DEFERRED INCOME TAX	(26,794)	(57,875)	(21,152)	(27,627)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	(9,217)	(13,012)	(7,016)	(11,096)
3.15	NET INCOME FOR THE PERIOD	289,993	562,064	357,507	613,019

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Changes in Shareholders’ Equity

For the quarters ended on June 30 and March 31, 2009

(In thousands of reais)

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total

Balance as of December 31, 2008	4,460,000	838,340	377,590	2,377,157	-	8,053,087

Net income for the first quarter	-	-	-	-	272,071	272,071

Balance as of March 31, 2009	4,460,000	838,340	377,590	2,377,157	272,071	8,325,158

Net income for the second quarter	-	-	-	-	289,993	289,993

Balance as of June 30, 2009	4,460,000	838,340	377,590	2,377,157	562,064	8,615,151

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Cash Flows

For the periods ended on June 30, 2009 and 2008

(In thousands of reais)

	Note	Parent Company			Consolidated

		2009	2008	2009	2008

Cash flows from operating activities
Net income for the quarter		562,064	613,019	562,064	613,019

Adjustments to reconcile the net income for the quarter with the generation of cash by operating activities:
Provision for doubtful accounts	29.f	-	-	10,579	16,137
Depreciation	15.c	-	-	193,049	203,432
Amortization of intangible assets - concession	16.e	377	-	1,914	1,915
Amortization of intangible assets - goodwill	16.e	-	-	-	1,791
Amortization of intangible assets - other	16.e	-	-	1,716	1,927
Unrealized monetary and exchange variations, net		11,749	42,618	21,881	(7,475)
Equity in results of investees	14.b	(560,101)	(636,119)	(21,481)	(22,029)
Deferred income tax and social contribution		1,467	(11,978)	57,875	27,627
Variations in regulatory assets and liabilities (CVA), net	8.b	-	-	(168,156)	(146,582)
Variations in other regulatory assets and liabilities, net		-	-	(9,057)	(43,144)
Provisions (reversals) for contingencies	29.f	(4,003)	8,761	40,144	33,586
Write-off of property, plant, and equipment, net		-	-	9,844	7,953
Write-off of intangible assets, net		-	-	233	246
Non-controlling shareholders' interests		-	-	13,012	11,096

Increase (decrease) in assets
Customers and distributors		-	-	20,912	64,078
Telecommunications services		-	-	(3,502)	2,539
Dividends and interest on capital received		635,966	689,788	10,561	7,835
Construction in progress		-	-	(11,250)	(1,812)
CRC transferred to State Government	6.b	-	-	65,484	60,023
Taxes and social contribution		10,425	5,544	(9,022)	42,198
Inventories		-	-	(13,631)	(3,139)
Judicial deposits		542	10,155	27,936	1,052
Other		1,359	4	(28,903)	(6,659)

Increase (decrease) in liabilities
Loans and financing - interest paid		(22,984)	(22,260)	(58,689)	(50,944)
Debentures - interest paid		(50,519)	(49,522)	(62,017)	(62,591)
Suppliers		515	(261)	16,821	42,851
Taxes and social contribution		(21,732)	(15,901)	(56,666)	(57,168)
Payroll and labor accruals		(75)	(13)	(7,752)	(48,290)
Post-employment benefits		(15)	(14)	(54,817)	247
Regulatory charges		-	-	(5,981)	3,664
R & D and Energy Efficiency		-	-	(11,529)	3,540
Other		3	(1,048)	(21,063)	11,128
Non-controlling shareholders' interests		-	-	(3,511)	(4,149)

Net cash generated by operating activities		565,038	632,773	506,998	703,902

(next page)

(continued)

	Note	Parent Company		Consolidated

		2009	2008	2009	2008

Cash flows from investing activities
Collaterals and escrow deposits		(14)	2,369	3,736	32,127
Payments of loans to related parties		-	176,027	-	-
Acquisition of control in Dominó Holdings - net of acquired cash		-	-	-	(108,962)
Additions to other investments	14.b	(21)	(67,000)	(21)	274
Additions to property, plant, and equipment:	15.c	-	-	(439,288)	(283,023)
Additions to intangible assets	16.e	-	-	(16,245)	(1,799)
Customer contributions	15.c	-	-	34,747	29,503
Sale of property, plant, and equipment		-	-	1,550	5,535

Net cash generated (used) by investing activities		(35)	111,396	(415,521)	(326,345)

Cash flows from financing activities
Loans and financing from third-parties	17	-	-	30,315	1,463
Payment of the principal amounts of loans and financing		-	(1,998)	(24,968)	(26,482)
Payment of the principal amounts of debentures		(133,360)	(133,320)	(140,570)	(133,320)
Dividends and interest on capital paid		(224,709)	(167,839)	(238,248)	(172,095)

Net cash used by financing activities		(358,069)	(303,157)	(373,471)	(330,434)

Total effects on cash and cash equivalents		206,934	441,012	(281,994)	47,123

Cash and cash equivalents at the beginning of the period		318,455	56,186	1,813,576	1,540,871
Cash and cash equivalents at the end of the period	3	525,389	497,198	1,531,582	1,587,994

Variation in cash and cash equivalents		206,934	441,012	(281,994)	47,123

The accompanying notes are an integral part of these quarterly financial statements.

Supplemental information about cash flows

Business acquisitions
Assets acquired	-	-	-	116,713
Liabilities acquired	-	-	-	(6,487)

Acquisition price	-	-	-	110,226
Cash and cash equivalents acquired	-	-	-	(1,264)

Acquisition price, net of cash and cash equivalents acquired	-	-	-	108,962

NOTES TO THE QUARTERLY INFORMATION

As of June 30, 2009

(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A., and Copel Telecomunicações S.A.

COPEL Geração e Transmissão has a 51% stake in Consórcio Energético Cruzeiro do Sul, an independent power producer which won the concession for the Mauá Hydroelectric Power Plant (Note 15.e).

The other companies controlled by COPEL are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Empreendimentos Ltda., UEG Araucária Ltda., Centrais Eólicas do Paraná, and Dominó Holdings S.A., controlled jointly with the other shareholders (Note 14.d).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year, extended until December 31, 2008. On March 4, 2009, the lease was renewed, for another three years, as of January 1, 2009, subject to partial or total termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions.

2 Presentation of the Quarterly Information

Authorization for the completion of this quarterly report was granted at Meeting of the Board of Officers held on August 10, 2009.

The quarterly data featured in this report are in accordance with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and by Law no. 11,941/2009, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with COPEL’s accounting practices and have been proportionally consolidated, applying COPEL’s ownership percentage to each item of these statements.

All other subsidiaries follow the accounting practices adopted by COPEL, and the accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2008.

The Parent Company’s investments in the shareholders’ equities of subsidiaries, their shareholders’ equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the liabilities section of the balance sheets and in the statement of operations, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company.

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 34, and their statements of operations are featured in Note 35, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

For purposes of comparison, the following reclassifications have been made:

Original account	Reclassified account	Consolidated

		30.06.2008
Equity in results of investees	Other income (expenses)
Amortization of goodwill (a)	Other revenues (expenses), net	(3,706)

Non-operating income (expenses)	Other income (expenses)
Non-operating income (expenses) (b)	Other revenues (expenses), net	(3,968)

a) Reclassification of goodwill pursuant to Technical Pronouncement CPC 04;
b)Pursuant to Law no. 11,638/07 and Law no. 11,941/09.

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity in the six-month period ended on June 30, 2008.

3 Cash in Hand and Cash Equivalents

		Parent Company		Consolidated

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Cash and banks	3,322	512	59,345	43,224
Financial investments
Federal banks	522,067	324,074	1,468,909	1,548,336
Private banks	-	-	3,328	2,657
	522,067	324,074	1,472,237	1,550,993

	525,389	324,586	1,531,582	1,594,217

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities tied to federal bonds, bearing an average yield of 100% the Interbank Deposit Certificate rate. These investments are recorded at fair value and may be redeemed at any time, with no loss of any accrued earnings.

4 Consumers and Distributors

		Not yet	Overdue for	Overdue for	Consolidated
		due	up to 90 days	over 90 days	Total

					30.06.2009	31.03.2009
Consumers
Residential		101,137	75,956	6,620	183,713	176,785
Industrial		124,477	23,052	39,769	187,298	170,371
Commercial		65,970	22,299	8,780	97,049	101,325
Rural		12,838	5,623	270	18,731	20,704
Government agencies		23,124	4,476	1,214	28,814	28,281
Public lighting		13,060	73	177	13,310	12,803
Public services		11,708	80	182	11,970	12,549
Unbilled		152,003	-	-	152,003	153,304
Installment receivables - current		82,797	3,787	12,468	99,052	96,147
Installment receivables - noncurrent		64,789	-	-	64,789	68,147
Low income customer rates		11,128	-	-	11,128	17,026
Penalties on overdue bills		3,621	4,416	2,619	10,656	9,864
State Government-"Luz Fraterna" Program		4,981	2,116	-	7,097	13,043
Gas supply		19,272	463	22	19,757	23,017
Other receivables		14,549	1,866	1,833	18,248	18,193
Other receivables - noncurrent		4,109	-	-	4,109	3,379
		709,563	144,207	73,954	927,724	924,938
Distributors
Electricity sales
Electricity sales - CCEE (Note 31)		881	-	105	986	8,554
Energy auction		114,105	-	-	114,105	120,449
Bilateral contracts		12,114	-	-	12,114	12,282
Reimbursement to generation companies		255	-	21	276	556
Reimbursement to gen. companies - NC		19	-	-	19	106
Contracts with small utilities		13,601	-	-	13,601	14,028
Short-term sales		-	-	123	123	123
		140,975	-	249	141,224	156,098
Charges for use of the power grid
Power grid		14,355	41	2,322	16,718	15,406
Basic Network and connection grid		16,615	37	102	16,754	19,366
		30,970	78	2,424	33,472	34,772

		881,508	144,285	76,627	1,102,420	1,115,808

30.06.2009	Current	812,591	144,285	76,627	1,033,503
	Noncurrent	68,917	-	-	68,917

31.03.2009	Current	805,031	162,585	76,560		1,044,176
	Noncurrent	71,632	-	-		71,632

5 Provision for Doubtful Accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

			Additions /
	Consolidated		(reversals)		Consolidated

		31.12.2008		30.06.2009	31.03.2009
Consumers and distributors
Residential		5,544	5,454	10,998	7,824
Industrial		40,735	2,690	43,425	41,658
Commercial		8,506	1,974	10,480	9,527
Rural		177	29	206	186
Government agencies		947	76	1,023	995
Public lighting		169	(20)	149	146
Public services		-	27	27	185
Concession and permission holders		206	(3)	203	203
Concession and permission holders - noncurrent		246	(227)	19	191

		56,530	10,000	66,530	60,915

	Current	56,284	10,227	66,511	60,724
	Noncurrent	246	(227)	19	191

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

6 CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of long-term installments

	.
		Consolidated

	30.06.2009	31.03.2009
2010	25,272	37,642
2011	53,051	53,103
2012	56,580	56,634
2013	60,342	60,401
2014	64,355	64,418
2015	68,635	68,702
2016	73,200	73,271
2017	78,068	78,144
2018	83,260	83,341
2019	88,797	88,883
2020	94,703	94,794
2021	101,001	101,099
2022	107,718	107,822
After 2022	280,031	280,300

	1,235,013	1,248,554

b) Changes in the CRC balance

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total

As of December 31, 2007	40,509	1,209,853	1,250,362
Interest	40,095	-	40,095
Monetary variation	807	85,629	86,436
Transfers	21,965	(21,965)	-
Amortization	(60,023)	-	(60,023)
As of June 30, 2008	43,353	1,273,517	1,316,870
Interest	39,444	-	39,444
Monetary variation	479	23,135	23,614
Transfers	23,882	(23,882)	-
Amortization	(60,025)	-	(60,025)
As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	42,297	-	42,297
Monetary variation	(104)	(13,182)	(13,286)
Transfers	24,575	(24,575)	-
Amortization	(65,484)	-	(65,484)
As of June 30, 2009	48,417	1,235,013	1,283,430

7 Taxes and Social Contribution

		Parent Company		Consolidated

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Current assets
Deferred IRPJ/CSLL (a)	3,246	3,792	35,785	38,903
IRPJ/CSLL to be offset (b)	80,456	78,933	175,211	169,234
ICMS (VAT) to be offset	-	-	32,717	22,557
PIS/Pasep and Cofins taxes to be offset	-	-	150	-
Other taxes to be offset	-	-	1,158	852
	83,702	82,725	245,021	231,546
Noncurrent assets
Deferred IRPJ/CSLL (a)	119,753	122,175	400,203	390,169
ICMS (VAT) to be offset	-	-	79,410	68,327
	119,753	122,175	479,613	458,496
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	93,281	70,641
IRPJ/CSLL payable	-	-	81,757	35,982
ICMS (VAT) payable	-	-	150,933	138,513
PIS/Pasep and Cofins payable	342	-	28,280	24,611
REFIS Installments (c)	35,068	35,068	35,068	35,068
Other taxes	851	846	5,634	5,940
	36,261	35,914	394,953	310,755
Noncurrent liabilities
Deferred IRPJ/CSLL (a)	-	-	37,799	26,728
ICMS (VAT) payable	-	-	721	660
	-	-	38,520	27,388

IRPF = Corporate income tax
CSLL = Social contribution on net income

c) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the pension and healthcare plans are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred income tax and social contribution credits have been recorded as follows:

		Parent Company		Consolidated

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Current assets
Pension and healthcare plans	-	-	4,351	4,395
Tax losses	3,073	3,660	3,073	3,659
Passive CVA	-	-	-	3,088
Temporary additions	173	132	28,361	27,761
	3,246	3,792	35,785	38,903
Noncurrent assets
Pension and healthcare plans	-	-	126,210	135,366
Tax losses and negative tax basis	3,134	3,487	12,930	13,283
Temporary additions:	-	-	-	-
Provisions for contingencies	93,028	95,162	196,147	177,285
Provision for doubtful accounts	1,839	1,839	26,542	24,457
FINAN provision	4,563	4,563	4,563	4,563
Provisions for regulatory liabilities	-	-	7,705	8,938
Provision for effects of network charges	-	-	6,923	6,923
Amortization of goodwill	17,189	17,124	19,183	19,354
	119,753	122,175	400,203	390,169
(-) Current liabilities
Active CVA	-	-	81,285	60,688
Surplus power	-	-	79	536
Temporary exclusions	-	-	11,917	9,417
	-	-	93,281	70,641
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	29,251	16,489
TUSD, aquiculture, and irrigation rates	-	-	63	29
Regulatory assets	-	-	-	1,950
Gas supply	-	-	8,485	8,260
	-	-	37,799	26,728

	122,999	125,967	304,908	331,703

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

		Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2009	6,173	3,228	-	66,942	32,056	-
2010	-	-	13,795	-	-	142
2011	-	-	3,717	-	-	23,025
2012	-	-	2,420	-	-	34,132
2013	-	-	2,420	-	-	46,254
2014			2,706	-	-	27,061
2015 to 2017	-	-	1,839	-	-	35,979
Until 2019	-	-	96,102	-	-	138,315

	6,173	3,228	122,999	66,942	32,056	304,908

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2009, in April 2010.

d) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

e) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (the Long-Term Interest Rate or TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

The new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and lowered 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. However, as of the date of this report, the INSS has not made a decision on how to calculate the entire debt, and the collection of the corresponding credits remains suspended. Thus, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

f) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated

	30.06.2009	30.06.2008	30.06.2009	30.06.2008
Income before IRPJ and CSLL	564,764	601,041	861,378	935,073
IRPJ and CSLL (34%)	(192,020)	(204,354)	(292,869)	(317,925)
Tax effects on:
Dividends	1,622	51	1,654	1,304
Equity in results of investees	187,687	216,281	5,710	4,826
Present value adjustment - Compagas	-	-	(444)	(399)
Nondeductible expenses		-	(638)	(564)
Tax incentives	-	-	1,218	2,031
Other	11	-	(933)	(231)
Current IRPJ and CSLL	(1,233)	-	(228,427)	(283,331)
Deferred IRPJ and CSLL	(1,467)	11,978	(57,875)	(27,627)

IRPJ = Corporate income tax
CSLL = Social contribution on net income

8 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

Under Resolution no. 839, dated June 23, 2009, ANEEL authorized COPEL Distribuição to apply, as of June 24, 2008, an average rate increase of 18.04% to its rates for sales to final customers, of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, including the Portion A regulatory asset (CVA), which amounts to R$ 252,951, composed of two installments: CVA being processed for rate year 2008-2009, in the amount of R$ 264,025, and CVA balance from previous years to be offset, in the amount of (R$ 11,074).

COPEL expects that the amounts classified as long-term assets will be recovered from June 2010 until June 2011.

a) Breakdown of CVA balances

		Current		Noncurrent
Consolidated		assets		assets

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Recoverable CVA variations, 2008 tariff adjustment
Fuel Consumption Account - CCC	-	8,983	-	-
Use of transmission installations (Basic Network)	-	7,954	-	-
Electricity purchased for resale (Itaipu)	-	5,805	-	-
Charges for system services - ESS	-	4,566	-	-
Energy Development Account - CDE	-	85	-	-
Incentives to Alternative Energy Sources - PROINFA	-	1,409	-	-
	-	28,802	-	-
Recoverable CVA variations, 2009 tariff adjustment
Fuel Consumption Account - CCC	14,964	18,636	-	6,212
Use of transmission installations (Basic Network)	42,105	27,337	-	9,112
Electricity purchased for resale (Itaipu)	98,072	57,063	-	19,021
Charges for system services - ESS	34,075	32,319	-	10,773
Energy Development Account - CDE	12,278	4,729	-	1,576
Incentives to Alternative Energy Sources - PROINFA	21,971	11,058	-	3,686
Electricity purchased for resale (CVA Energy)	12,383	6,386	-	752
Transmission of electricity purchased from Itaipu	3,226	1,973	-	658
	239,074	159,501	-	51,790
Recoverable CVA variations, 2010 tariff adjustment
Use of transmission installations (Basic Network)	-	-	8,667	-
Electricity purchased for resale (Itaipu)	-	-	34,233	-
Energy Development Account - CDE	-	-	5,161	-
Electricity purchased for resale (CVA Energy)	-	-	37,187	-
Transmission of electricity purchased from Itaipu	-	-	785	-
	-	-	86,033	-

	239,074	188,303	86,033	51,790

		Current		Noncurrent
Consolidated		liabilities		liabilities

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
CVA variations subject to offsetting, 2008 tariff adjustment
Electricity purchased for resale (CVA Energy)	-	12,863	-	-
Transmission of electricity purchased from Itaipu	-	114	-	-
	-	12,977	-	-
CVA variations subject to offsetting, 2010 tariff adjustment
Fuel Consumption Account - CCC	-	-	8,358	-
Charges for system services - ESS	-	-	4,718	-
	-	-	13,076	-

	-	12,977	13,076	-

b) Changes in the CVA

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2008					30.06.2009
Assets
Fuel Consumption Account - CCC	34,990	(3,110)	(18,389)	1,473	-	14,964
Use of transmission installations (Basic Network)	40,732	24,656	(16,614)	1,998	-	50,772
Electricity purchased for resale (Itaipu)	44,787	96,239	(12,387)	3,666	-	132,305
Charges for system services - ESS	35,375	5,875	(9,826)	2,651	-	34,075
Energy Development Account - CDE	577	16,801	(282)	343	-	17,439
Incentives to Alternative Sources - PROINFA	2,817	21,373	(3,066)	847	-	21,971
Electricity purchased for resale (CVA Energy)	3,762	45,370	-	438	-	49,570
Transmission of electricity purchased from Itaipu	1,552	2,355	-	104	-	4,011
	164,592	209,559	(60,564)	11,520	-	325,107
Current	111,098	83,693	(60,564)	9,263	95,584	239,074
Noncurrent	53,494	125,866	-	2,257	(95,584)	86,033
Liabilities
Fuel Consumption Account - CCC	-	8,338	-	20	-	8,358
Charges for system services - ESS	-	4,688	-	30	-	4,718
Incentives to Alternative Sources - PROINFA	4,746	(4,712)	-	(34)	-	-
Electricity purchased for resale (CVA Energy)	25,727	-	(27,214)	1,487	-	-
Transmission of electricity purchased from Itaipu	227	-	(261)	34	-	-
	30,700	8,314	(27,475)	1,537	-	13,076
Current	28,327	(2,748)	(27,475)	1,501	395	-
Noncurrent	2,373	11,062	-	36	(395)	13,076

9 Other Regulatory Assets and Liabilities

Consolidated balances are shown below:

			Assets			Liabilities

	current	noncurrent	total	current	noncurrent	total

						30.06.2009
Copel Distribuição
Basic Network review adjustment (a)	12,176	-	12,176	14,511	-	14,511
Contracted energy shortfall - CIEN contract (b)	22,875	-	22,875	-	-	-
Other	-	-	-	2,066	-	2,066

	35,051	-	35,051	16,577	-	16,577

			Assets			Liabilities

	current	noncurrent	total	current	noncurrent	total

						31.03.2009
Copel Distribuição
Basic Network review adjustment (a)	11,817	3,044	14,861	14,511	3,628	18,139
Contracted energy shortfall - CIEN contract (b)	15,753	2,742	18,495	-	-	-
Other	-	-	-	721	240	961
	27,570	5,786	33,356	15,232	3,868	19,100
Copel Geração e Transmissão
Basic Network review adjustment (a)	-	-	-	5,839	-	5,839

	27,570	5,786	33,356	21,071	3,868	24,939

a) Adjustment installments – transmission charges

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, was offset over 24 months, starting in July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribuição to COPEL Transmissão. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment installments resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribution’s June 2008 rate review, and the remainder was taken into account in the June 2009 rate review and shall be settled in the next 12 months.

b) Involuntary uncovered amount – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 rate review. The discrepancies resulting from the review of the amounts recorded provisionally in advance amounted to R$ 22,875, which was taken into account in the 2009 rate review and which shall be settled over the next 12 months.

10 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Current assets
Escrow deposits	453	30,522	125,295	174,565

Noncurrent assets
Collateral under STN agreement (Note 17.b)	-	-	27,069	37,515

There is a sum of R$ 22,258 invested in Unibanco S.A., restated as of June 30, 2009 (R$ 22,227 as of March 31, 2009), yielding 100,5% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDES Participações S.A. – BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 57,312, restated as of June 30, 2009 (R$ 55,980 as of March 31, 2009), invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

11 Other Receivables

		Consolidated

	30.06.2009	31.03.2009
Current assets
Advance payments to employees	20,582	21,836
Advance payments	12,599	16,543
Lease of the Araucária Thermal Power Plant	11,453	10,357
Advance payments to suppliers	5,631	7,316
Purchase of fuel with CCC funds	5,221	3,328
Decommissioning in progress	5,138	4,756
Installment plan for Onda Provedor de Serviços	4,348	4,348
Recoverable salaries of transferred employees	3,843	3,769
Services to third-parties	2,557	4,133
Sale of property and rights	1,851	1,779
Compulsory loans	896	1,838
Provision for doubtful accounts	(9,546)	(9,545)
Other receivables	2,749	3,591
	67,322	74,049
Noncurrent assets
Advance payments to suppliers	8,290	3,327
Sale of property and rights	4,610	4,701
Compulsory loans	3,688	3,624
Advance payments	194	57
	16,782	11,709

The provision for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

12 Judicial Deposits

The balances of judicial deposits are shown below:

Consolidated	Total	Deduction of	Noncurrent	Noncurrent
	judicial deposits	contingencies	assets	assets

			30.06.2009	31.03.2009
Labor claims	71,837	(29,563)	42,274	61,295

Civil
Easements	2,458	-	2,458	5,706
Civil claims	16,377	(8,120)	8,257	13,683
Customers' tariff litigation	1,575	(915)	660	936
	20,410	(9,035)	11,375	20,325

Tax claims	53,262	(27,006)	26,256	26,648

Other	68	-	68	848

	145,577	(65,604)	79,973	109,116

Parent Company	Total	Deduction of	Noncurrent	Noncurrent
	judicial deposits	contingencies	assets	assets

			30.06.2009	31.03.2009
Tax claims	52,441	(27,004)	25,437	25,655

Civil claims	288	(288)	-	-

Other	-	-	-	615

	52,729	(27,292)	25,437	26,270

Escrow deposits have been classified under Provisions for Contingencies and are detailed in Note 25.

13 Receivables from Related Parties

		Parent Company		Consolidated

	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Subsidiaries
Copel Geração e Transmissão
Dividends receivable	26,617	369,617	-	-
	26,617	369,617	-	-
Copel Distribuição
Dividends receivable	61,100	91,100	-	-
Transferred financing - STN (a)	75,022	94,714	-	-
Loan agreement (b)	622,016	610,613	-	-
	758,138	796,427	-	-
Copel Telecomunicações
Dividends receivable	-	3,655	-	-
	-	3,655	-	-
Compagas
Dividends receivable	3,060	9,180	-	-
	3,060	9,180	-	-
Elejor
Loan agreement	251,111	244,493	-	-
Dividends receivable	-	936	-	-
	251,111	245,429	-	-
Dominó Holdings
Dividends receivable	4,075	5,237	-	-
	4,075	5,237	-	-
	1,043,001	1,429,545	-	-
Investees
Sanepar
Dividends receivable	-	-	3,560	5,247
	-	-	3,560	5,247

	1,043,001	1,429,545	3,560	5,247

Current assets - Dividends receivable	94,852	479,725	3,560	5,247
Noncurrent assets	948,149	949,820	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

The balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 75,022 (R$ 94,714 as of March 31, 2009) (Note 17.b).

b) Loan Agreement – COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution, which were due on March 1, 2007.

14 Investments

a) Main information about COPEL’s investees and subsidiaries

	Shares or quotas held by COPEL			COPEL's	Paid-in		Net
				stake	stock	Shareholders'	income

	Common	Preferred	Quotas	%	capital	equity (2)	(losses) (2)

Investees							30.06.2009
Sanepar	51,797,823	12,949,456	-	34.75	374,268	843,685	45,536
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	143,588	(4,379)
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,486	13,406
Dona Francisca (1)	153,381,798	-	-	23.03	66,600	57,887	13,021
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(4,371)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	317	7
Carbocampel (1)	127,400	-	-	49.00	260	(165)	(25)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	6,787	(2,959)	(391)

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,505,994	3,913,459	284,498
Copel Distribuição	2,171,927,626	-	-	100.00	2,624,841	3,267,419	225,134
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	215,136	11,212
Compagas	5,712,000	11,424,000	-	51.00	111,140	180,923	17,907
Elejor	42,209,920	-	-	70.00	69,450	90,091	11,698
Copel Empreendimentos (1)	-	-	397,983,311	100.00	397,983	408,232	3,771
UEG Araucária	-	-	565,951,934	80.00	707,440	666,942	5,816
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	8,923	246
Dominó Holdings	113,367,832	-	-	45.00	251,929	662,120	32,457

(1) Unaudited by independent auditors
(2) Shareholders' equity and net income adjusted to COPEL's accounting practices

b) Changes to the investments in investees and subsidiaries

Parent Company				Proposed
	Balance as of	Equity		dividends	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	30.06.2009

Investees
Sercomtel S.A. - Telecomunicações	84,886	(1,970)	-	-	82,916
Sercomtel Telecom. - Impairment (e)	(18,301)	-	-	-	(18,301)
Foz do Chopim Energética Ltda.	16,519	4,795	-	(4,686)	16,628
Dona Francisca Energética S.A.	10,332	2,999	-	-	13,331
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	300
Copel Amec S/C Ltda.	149	3	-	-	152
Escoelectric Ltda.	(1,027)	(157)	-	-	(1,184)
Escoelectric Ltda. - AFCI	1,025	-	-	-	1,025
Carbocampel S.A.	(69)	(12)	-	-	(81)
Carbocampel - AFCI	1,059	-	21	-	1,080
Sercomtel Celular S.A.	6,195	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	(6,195)
	94,873	5,658	21	(4,686)	95,866
Subsidiaries
Copel Geração e Transmissão S.A.	3,628,961	284,498	-	-	3,913,459
Copel Distribuição S.A.	3,042,285	225,134	-	-	3,267,419
Copel Telecomunicações S.A.	203,924	11,212	-	-	215,136
Dominó Holdings S.A. (d)	286,745	14,606	-	(3,397)	297,954
(-) Negative goodwill - Dominó Holdings (d)	(74,402)	-	-	-	(74,402)
UEG Araucária Ltda.	132,225	1,163	-	-	133,388
Cia. Paranaense de Gás - Compagas	86,803	9,133	-	(3,665)	92,271
Elejor - Centrais Elétricas do Rio Jordão S.A.	54,450	8,623	-	(9)	63,064
Centrais Eólicas do Paraná Ltda.	2,603	74	-	-	2,677
	7,363,594	554,443	-	(7,071)	7,910,966
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	7,903
Other tax incentives	2,315	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(35,835)	-	-	-	(35,835)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	(14,868)
Other investments	97	-	-	-	97
	14,362	-	-	-	14,362

	7,472,829	560,101	21	(11,757)	8,021,194

AFCI - advance for future capital increase

Parent Company	Balance as of	Equity		Balance as of
	31.12.2007	pick-up	AFCI	30.06.2008

Subsidiaries
Copel Geração e Transmissão	3,144,442	267,346	-	3,411,788
Copel Distribuição	2,663,911	329,985	-	2,993,896
Copel Telecomunicações	193,735	3,672	-	197,407
Copel Participações	1,226,802	35,116	67,000	1,328,918
	7,228,890	636,119	67,000	7,932,009
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	9,870
FINAM - Investco (c)	7,903	-	-	7,903
Other tax incentives	2,315	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(26,801)	-	-	(26,801)
Other investments	7	-	-	7
	38,174	-	-	38,174

	7,267,064	636,119	67,000	7,970,183

AFCI - advance for future capital increase

Consolidated				Proposed	Transfers to
	Balance as of	Equity		dividends	construction	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	in progress	30.06.2009

Investees
Sercomtel Telecom.	84,886	(1,970)	-	-	-	82,916
Sercomtel Telecom. - Impairment (e)	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,519	4,795	-	(4,686)	-	16,628
Dona Francisca	10,332	2,999	-	-	-	13,331
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	3	-	-	-	152
Escoelectric	(1,027)	(157)	-	-	-	(1,184)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Carbocampel	(69)	(12)	-	-	-	(81)
Carbocampel - AFCI	1,059	-	21	-	-	1,080
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	-	(6,195)
Sanepar	281,524	15,823	-	(4,188)	-	293,159
	376,397	21,481	21	(8,874)	-	389,025
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(35,835)	-	-	-	-	(35,835)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	-	(14,868)
Assets assigned for future use	3,821	-	-	-	(13)	3,808
Other investments	1,455	-	-	-	(160)	1,295
	19,541	-	-	-	(173)	19,368

	395,938	21,481	21	(8,874)	(173)	408,393

AFCI - advance for future capital increase

Consolidated	Balance as of	Equity	Additions			Balance as of
	31.12.2007	pick-up	& AFCI	Dividends	Other	30.06.2008

Investees
Dominó Holdings (d)	90,155	-	-	-	(90,155) (1)	-
Sanepar	-	15,431		(4,151)	264,539 (1)	275,819
Sercomtel Telecomunicações	82,153	887	-	-	-	83,040
Foz do Chopim	16,353	4,434	(322)	(3,684)	-	16,781
Sercomtel Celular	8,759	(1,123)	-	-	-	7,636
Dona Francisca	5,931	2,069	-	-	-	8,000
Copel Amec	140	4	-	-	-	144
Carbocampel	(56)	1	-	-	-	(55)
Carbocampel - AFCI	1,059	-	-	-	-	1,059
Escoelectric	(1,390)	565	-	-	-	(825)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Braspower - AFCI	176	-	-	-	-	176
UEG Araucária	-	(239)	-	-	239	-
	204,305	22,029	(322)	(7,835)	174,623	392,800
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(26,801)	-	-	-	-	(26,801)
Assets assigned for future use	4,588	-	-	-	(933) (2)	3,655
Other investments	1,508	-	48	-	-	1,556
	44,263	-	48	-	(933)	43,378

	248,568	22,029	(274)	(7,835)	173,690	436,178

(1) Inclusion of Dominó Holdings in the consolidation of financial statements.
(2) Transfer to assets assigned for future use.
AFCI - advance for future capital increase

c) Tax Incentives

In 2008, COPEL recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BOVESPA). Based on the FINAM prices on December 29, 2008, and on the FINOR prices on December 22, 2008, the Company recorded an addition to the provision for the devaluation of these investments in the amount of R$ 9,034, thus raising the total balance to R$ 35,835. As for the Nova Holanda investment, COPEL recorded in 2008 a provision for its devaluation in the amount of R$ 14,868, due to the successive losses Nova Holanda has suffered over the years.

d) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.			Balances as of 30.06.2009

		Revaluation		COPEL's stake
	Full amounts	reserve (1)	Adjusted balance	(45%)

ASSETS	719,396	(46,122)	673,274	302,975
Current assets	14,008	-	14,008	6,304
Noncurrent assets	705,388	(46,122)	659,266	296,671

LIABILITIES	719,396	(46,122)	673,274	302,975
Current liabilities	11,147	-	11,147	5,017
Noncurrent liabilities	7	-	7	4
Shareholders' equity	708,242	(46,122)	662,120	297,954

STATEMENT OF OPERATIONS
Operating expenses	(2,008)	-	(2,008)	(904)
Interest income (expenses)	(696)	-	(696)	(313)
Equity in results of investees	33,923	1,238	35,161	15,823
Net income for the period	31,219	1,238	32,457	14,606

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

e) Asset impairment

The conclusion in December 2008 of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 15.d), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 18,301) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies. These losses were recorded in the fourth quarter of 2008.

No need to record provisions for devaluation of investments was identified in 2008 for the remaining assets of the Company.

15 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			30.06.2009			31.03.2009
In service (a)
Copel Geração e Transmissão	5,270,779	(2,137,833)	3,132,946	5,263,719	(2,105,557)	3,158,162
Copel Distribuição	5,030,514	(2,376,370)	2,654,144	4,934,910	(2,332,213)	2,602,697
Copel Telecomunicações	361,115	(220,343)	140,772	359,323	(212,959)	146,364
Compagas	161,128	(46,445)	114,683	161,159	(44,385)	116,774
Elejor	606,779	(54,882)	551,897	606,775	(50,785)	555,990
UEG Araucária	643,097	(123,904)	519,193	641,806	(115,939)	525,867
Centrais Eólicas do Paraná	4,129	(2,528)	1,601	4,129	(2,476)	1,653
Dominó Holdings	1	-	1	1	-	1
	12,077,542	(4,962,305)	7,115,237	11,971,822	(4,864,314)	7,107,508
Construction in progress
Copel Geração e Transmissão	420,294	-	420,294	379,731	-	379,731
Copel Distribuição	552,485	-	552,485	469,867	-	469,867
Copel Telecomunicações	41,646	-	41,646	32,756	-	32,756
Compagas	46,478	-	46,478	39,637	-	39,637
Elejor	8,292	-	8,292	8,292	-	8,292
UEG Araucária	902	-	902	968	-	968
	1,070,097	-	1,070,097	931,251	-	931,251
	13,147,639	(4,962,305)	8,185,334	12,903,073	(4,864,314)	8,038,759
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(971,425)	41,502	(929,923)	(948,508)	30,640	(917,868)
	(971,612)	41,502	(930,110)	(948,695)	30,640	(918,055)

	12,176,027	(4,920,803)	7,255,224	11,954,378	(4,833,674)	7,120,704

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 1,644 in 2009 (Note 17).

a) Property, plant, and equipment in service

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			30.06.2009			31.03.2009
Machinery and equipment	8,089,506	(3,403,598)	4,685,908	7,995,678	(3,330,172)	4,665,506
Reservoirs, dams, and water mains	2,871,236	(1,102,108)	1,769,128	2,871,224	(1,086,444)	1,784,780
Buildings	717,979	(331,392)	386,587	714,671	(326,152)	388,519
Land	123,211	-	123,211	123,201	-	123,201
Gas pipelines	115,883	(29,431)	86,452	115,899	(28,469)	87,430
Vehicles	140,864	(83,984)	56,880	132,440	(81,601)	50,839
Furniture and implements	18,863	(11,792)	7,071	18,709	(11,476)	7,233

	12,077,542	(4,962,305)	7,115,237	11,971,822	(4,864,314)	7,107,508

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. This amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2007	6,973,238	725,895	(857,192)	6,841,941
Expenditure program	-	283,023	-	283,023
Reclass. of additions to Cons. Cruzeiro do Sul	-	3,287	-	3,287
Transfer to P.,P.,&E. in service	253,654	(253,654)	-	-
Depreciation quotas	(203,432)	-	-	(203,432)
Write-offs	(12,915)	(573)	-	(13,488)
Customer contributions	-	-	(29,503)	(29,503)
Transfers between P.,P.,&E. and intangible assets	5	(3,164)	-	(3,159)
Transfers of assets assigned for future use	(46)	-	-	(46)
Reversal of provisions for contingencies	-	(1,208)	-	(1,208)
As of June 30, 2008	7,010,504	753,606	(886,695)	6,877,415
Expenditure program	-	364,623	-	364,623
Reclass. of additions to Cons. Cruzeiro do Sul	-	46,780	-	46,780
Transfer to P.,P.,&E. in service	283,776	(283,776)	-	-
Depreciation quotas	(211,988)	-	20,108	(191,880)
Write-offs	(10,942)	(1,432)	-	(12,374)
Customer contributions	-	-	(50,170)	(50,170)
Supplemental provisions for contingencies	-	14,281	-	14,281
As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Expenditure program	-	439,288	-	439,288
Transfer to P.,P.,&E. in service	270,467	(270,467)	-	-
Depreciation quotas in the statement of operations	(214,443)	-	21,394	(193,049)
Capitalized depreciation quotas	(4,254)	4,254	-	-
Write-offs	(7,894)	(3,500)	-	(11,394)
Customer contributions	-	-	(34,747)	(34,747)
Reclass. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Transfers between P.,P.,&E. and intangible assets	(7)	-	-	(7)
Transfers of assets assigned for future use	18	(5)	-	13
Supplemental provisions for contingencies	-	6,285	-	6,285
As of June 30, 2009	7,115,237	1,070,097	(930,110)	7,255,224

d) Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life;

3) Assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

e) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m at the top and a maximum height of 85 m and will be built with roller-compacted concrete. The dam’s total solid volume will be around 630,000 m3.

Total estimated expenditures amount to approximately R$ 1.069.000 as of April 2008, of which 51% (R$ 545,190) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 523,810) will be invested by Eletrosul Centrais Elétricas S.A.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with the Mauá Power Plant.

The power from the Mauá Power Plant was sold at an ANEEL auction at the final rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, which comprises the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

The construction site has been fully set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. The following tasks have also been concluded: excavation of ordinary soil and exposed rock in the river diversion structure; excavation of underground rock in the river diversion tunnel; the access tunnel to the penstocks; the drainage tunnel; excavation of ordinary soil around the opening of the intake tunnel, the rock quarry, the load chamber, the powerhouse, and the tailrace channel; excavation of exposed rock in the powerhouse and the tailrace channel. The following tasks are currently being carried out: excavation of exposed rock in the load chamber, excavation of underground rock in the intake tunnel and the penstocks; concrete laying in the intake structure of the diversion tunnels, in a section of the diversion tunnels themselves, and in the powerhouse.

As of January 2009, in compliance with ANEEL Ruling no. 3,467, dated September 18, 2008, expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake, pursuant to the Electric Energy Public Service Accounting Manual. In June 2009, COPEL Geração e Transmissão’s balance under Property, Plant, and Equipment related to this project was R$ 115,714.

(1) Technical information unaudited by the independent auditors.

16 Intangible assets

Rights of use		Concession	Accumulated				Consolidated
of software		and goodwill	amortization	Easements	R & D	Other	Net value

							30.06.2009	31.03.2009
In service
Assets with estimated useful lives
Copel Geração e Transmissão	12,012	-	(9,111)(1)	13,523	-	-	16,424	14,157
Copel Distribuição	30,039	-	(25,497)(1)	20,812	-	-	25,354	25,691
Copel Telecomunicações	4,066	-	(3,419)(1)	-	-	-	647	810
Compagas	3,475	-	(1,636)(1)	-	-	-	1,839	1,907
Elejor	-	-	-	101	-	-	101	101
UEG Araucária	90	-	(70)(1)	-	-	-	20	21
Dominó Holdings	1	-	-	-	-	-	1	1
Concession - Elejor (a)	-	22,626	(2,451)	-	-	-	20,175	20,363
Concession - Copel Empreend. (b)	-	53,954	(5,864)	-	-	-	48,090	48,676
Concession - Sanepar (d)	-	10,942	(7,660)	-	-	-	3,282	3,464
	49,683	87,522	(55,708)	34,436	-	-	115,933	115,191
Assets with no estimated useful lives
Copel Geração e Transmissão	-	-	-	-	-	30	30	30
Copel Distribuição	-	-	-	-	-	103	103	103
Compagas	-	-	-	-	-	4	4	20
Goodwill - Sercomtel Telecom. (c)	-	42,289	(42,289)	-	-	-	-	-
Goodwill - Sercomtel Celular (c)	-	5,814	(5,814)	-	-	-	-	-
	-	48,103	(48,103)	-	-	137	137	153
	49,683	135,625	(103,811)	34,436	-	137	116,070	115,344
In progress
Copel Geração e Transmissão	265	-	-	869	36	-	1,170	378
Copel Distribuição	1,561	-	-	910	10,365	-	12,836	10,357
Copel Telecomunicações	405	-	-	-	-	-	405	135
Elejor	-	-	-	27	-	-	27	27
	2,231	-	-	1,806	10,401	-	14,438	10,897

							130,508	126,241

(1) Annual amortization rate: 20%

a) Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 20,175 as of June 30, 2009, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of June 30, 2009 was R$ 377 (R$ 377 as of June 30, 2008).

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance of R$ 48,090 as of June 30, 2009. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of operations as of June 30, 2009 was R$ 1,173 (R$ 1,173 as of June 30, 2008).

c) Goodwill - Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) as of June 30, 2008. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession - Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 7,295 as of June 30, 2009. This balance, proportionally to COPEL's stake (45%), corresponds to R$ 3,282, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 365 as of June 30, 2009 (R$ 365 as of June 30, 2008).

e) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2007	112,888	3,603	116,491
Consolidation of Dominó Holdings - SANEPAR concession	4,378	-	4,378
Expenditure program	-	1,799	1,799
Capitalizations	3,829	(3,829)	-
Amortization quotas - concession	(1,915)	-	(1,915)
Amortization quotas - goodwill	(1,791)	-	(1,791)
Amortization quotas - other intangible assets	(1,927)	-	(1,927)
Write-offs	(246)	-	(246)
Transfer between intangible assets and P.,P.,&E.	(5)	3,164	3,159
As of June 30, 2008	115,211	4,737	119,948
Expenditure program	-	2,239	2,239
Capitalizations	4,801	(4,801)	-
Amortization quotas - concession	(1,914)	-	(1,914)
Amortization quotas - other intangible assets	(1,884)	-	(1,884)
Write-offs	(270)	-	(270)
As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	16,245	16,245
Capitalizations	4,070	(4,070)	-
Amortization quotas - concession	(1,914)	-	(1,914)
Amortization quotas - other intangible assets	(1,716)	-	(1,716)
Capitalized amortization quotas	(88)	88	-
Write-offs	(233)	-	(233)
Transfer between intangible assets and P.,P.,&E.	7	-	7
As of June 30, 2009	116,070	14,438	130,508

17 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated			Current		Noncurrent
			liabilities		liabilities

		Accrued	30.06.2009	31.03.2009	30.06.2009	31.03.2009
	Principal amount	interest	Total	Total
Foreign currency
IDB (a)	20,239	766	21,005	23,913	19,554	22,715
National Treasury (b)	5,541	969	6,510	10,151	68,512	84,563
Banco do Brasil (c)	2,507	52	2,559	2,906	-	-
Eletrobrás (d)	6	-	6	8	27	36
	28,293	1,787	30,080	36,978	88,093	107,314
Local currency (reais)
Banco do Brasil (c)	160	12,111	12,271	3,833	330,274	330,317
Eletrobrás (d)	36,393	12	36,405	33,081	281,313	265,889
Eletrobrás - Elejor (e)	3,489	-	3,489	-	23,785	26,598
BNDES - Compagas (f)	6,411	-	6,411	6,517	9,665	11,463
Finep (g)	-	12	12	6	4,634	2,311
	46,453	12,135	58,588	43,437	649,671	636,578

	74,746	13,922	88,668	80,415	737,764	743,892

Parent Company			Current		Noncurrent
			liabilities		liabilities

		Accrued	30.06.2009	31.03.2009	30.06.2009	31.03.2009
	Principal amount	interest	Total	Total
Foreign currency
National Treasury (b)	5,541	969	6,510	10,151	68,512	84,563
	.
Local currency (reais )
Banco do Brasil (c)	-	12,107	12,107	3,671	329,600	329,600

	5,541	13,076	18,617	13,822	398,112	414,163

Maturity of long-term installments

	Foreign	Local
	currency	currency		Consolidated

			30.06.2009	31.03.2009
2010	12,550	24,311	36,861	33,817
2011	15,324	52,760	68,084	72,344
2012	4,083	47,303	51,386	52,795
2013	2,620	47,261	49,881	50,999
2014	1,314	376,725	378,039	378,894
2015	-	45,947	45,947	47,120
2016	-	28,696	28,696	28,089
2017	-	9,190	9,190	6,550
2018	-	8,280	8,280	5,760
2019	-	5,532	5,532	3,371
2020	-	3,662	3,662	2,218
2021	-	4	4	6
After 2022	52,202	-	52,202	61,929

	88,093	649,671	737,764	743,892

Changes in loans and financing

		Foreign currency		Local currency	Consolidated
	Current	Noncurrent	Current	Noncurrent	Total

As of December 31, 2007	30,498	118,282	62,186	716,986	927,952
Funds raised	-	-	-	1,463	1,463
Capitalized interest	-	-	-	5,653	5,653
Interest	3,884	-	31,513	975	36,372
Monetary and exchange variation	(2,302)	(8,795)	262	9,738	(1,097)
Transfers	14,148	(14,148)	22,724	(22,724)	-
Repayments	(17,947)	-	(59,479)	-	(77,426)
As of June 30, 2008	28,281	95,339	57,206	712,091	892,917
Funds raised	-	-	-	33,355	33,355
Capitalized interest	-	-	-	6,409	6,409
Interest	3,443	-	37,875	1,806	43,124
Interest transferred to P.,P.,&E.	-	-	(1,470)	-	(1,470)
Monetary and exchange variation	14,723	39,837	(86)	4,286	58,760
Transfers	13,229	(13,229)	110,838	(110,838)	-
Repayments	(18,567)	-	(147,011)	-	(165,578)
As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	30,315	30,315
Capitalized interest	-	-	-	1,512	1,512
Interest	3,923	-	33,634	534	38,091
Interest transferred to P.,P.,&E.(N. 15)	-	-	(1,644)	-	(1,644)
Monetary and exchange variation	(5,664)	(19,122)	(57)	(859)	(25,702)
Transfers	14,732	(14,732)	28,940	(28,940)	-
Repayments	(24,020)	-	(59,637)	-	(83,657)
As of June 30, 2009	30,080	88,093	58,588	649,671	826,432

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the first half of 2009 was 4,26% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				30.06.2009	31.03.2009
Par Bond	30	15.04.2024	30	31,145	37,513
Capitalization Bond	20	15.04.2014	10	13,291	17,694
Debt Conversion Bond	18	15.04.2012	10	8,884	12,465
Discount Bond	30	15.04.2024	30	21,702	26,095
New Money Bonds	15	15.04.2009	7	-	470
Flirb	15	15.04.2009	9	-	477

				75,022	94,714

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,161 and R$ 15,908 as of June 30, 2009 (R$ 15,316 and R$ 22,199 as of March 30, 2009), respectively, recorded under guarantees and escrow deposits, in noncurrent assets (Note 10).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP (Central Bank’s Long-Term Interest Rate) and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

3) The following Parent Company credit notes:

	Issue		Interest due	Principal
Credit notes	date	Maturity	semi-annually	amount	Interest	Total

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000	1,301	30,301
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000	8,168	239,168
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000	808	18,808
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348	509	14,857
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252	1,321	38,573

				329,600	12,107	341,707

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018. As of June 2009, R$ 63,104 had been released, of which R$ 36,056 came from RGR funds. There will be no further releases of funds under this loan.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,430, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On August 13, 2008, COPEL received R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds; on June 5, 2009, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by the revenues of COPEL’s subsidiaries, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from minority interest to loans and financing, under long-term liabilities.

The 59,000,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

In August 2007, nine installments were bought back in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

In December 2008, 29,035,700 shares were bought back by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000.

As of June 2009, the outstanding balance comprised a principal amount of R$ 9,217 plus R$ 18,057 in charges.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited every 90 days thereafter, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6,37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

2) Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit, in the amount of R$ 3,535, will be made available in six installments. The first one, in the amount of R$ 844, was withdrawn in October 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

h) BNDES - COPEL Geração e Transmissão

On March 17, 2009, COPEL Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with COPEL as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil S.A.

The contract contains provisions on accelerated maturity in certain conditions.

i) Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, COPEL Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with COPEL as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil S.A.

The contract contains provisions on accelerated maturity in certain conditions.

18 Debentures

The balance of debentures is broken down below:

				Current		Noncurrent
				liabilities		liabilities

		Accrued	30.06.2009	31.03.2009	30.06.2009	31.03.2009
	Principal amount	Interest	Total	Total

Parent Company (a)	-	20,770	20,770	5,770	600,000	600,000
Elejor (b)	31,193	2,666	33,859	33,053	186,412	194,617

	31,193	23,436	54,629	38,823	786,412	794,617

Maturity of long-term installments

		Consolidated

	30.06.2009	31.03.2009
2010	19,392	28,858
2011	638,784	638,478
2012	38,784	38,478
2013	38,784	38,478
2014	35,707	35,430
2015	13,362	13,296
2016	1,599	1,599

	786,412	794,617

Changes in the balances of debentures

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2007	171,827	1,002,674	1,174,501
Interest	56,667	324	56,991
Transfers	133,360	(133,360)	-
Repayments	(195,911)	-	(195,911)
As of June 30, 2008	165,943	869,638	1,035,581
Interest	64,358	-	64,358
Monetary variation	8	314	322
Transfers	67,836	(67,836)	-
Repayments	(103,145)	-	(103,145)
As of December 31, 2008	195,000	802,116	997,116
Interest	46,246	-	46,246
Monetary variation	23	243	266
Transfers	15,947	(15,947)	-
Repayments	(202,587)	-	(202,587)
As of June 30, 2009	54,629	786,412	841,041

a) Debentures - Parent Company

1) Fourth Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Parent Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative pro rata temporis manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for January 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation and Transmission’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative pro rata temporis manner according to the number of business days elapsed. Interest corresponding to the capitalization periods is due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions. This issue was fully settled upon maturity, on February 1, 2009.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDESPAR, with COPEL intervening as “Guarantor Shareholder”.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment was on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

In December 2008, R$ 42,621 were paid in advance, plus financial charges of R$ 2,379, for a total of R$ 45,000.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

19 Suppliers

			Consolidated

		30.06.2009	31.03.2009
Charges for the use of the power grid
Use of the Basic Network		56,907	57,004
Energy transmission		4,137	4,112
Use of connections		264	264
		61,308	61,380
Electricity suppliers
Eletrobrás (Itaipu)		89,636	105,757
Furnas Centrais Elétricas S.A.		31,760	33,186
Companhia Hidro Elétrica do São Francisco - Chesf		30,950	32,529
Utilities - CCEE (Note 31)		23,159	40,258
Companhia Energética de São Paulo - Cesp		11,064	12,158
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.		10,723	10,443
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		9,978	10,763
Itiquira Energética S.A.		9,433	10,449
Companhia Energética de Minas Gerais - Cemig		6,111	6,183
Dona Francisca Energética S.A.		4,963	5,128
Other suppliers		35,466	31,859
		263,243	298,713
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas (Note 32.c)		22,375	29,413
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)		22,564	11,019
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (a)		203,077	209,352
Other suppliers		156,442	141,716
		404,458	391,500

		729,009	751,593

	Current	525,932	542,241
	Noncurrent	203,077	209,352

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

20 Accrued Payroll Costs

		Consolidated

	30.06.2009	31.03.2009
Payroll
Profit sharing	-	65,816
Taxes and social contributions	18,440	18,374
Payroll, net	464	206
Assignments to third-parties	1	25
	18,905	84,421
Labor accruals
Paid vacation and annual bonus ("13th salary")	67,074	51,449
Social charges on paid vacation and annual bonus ("13th salary")	21,009	17,247
Profit sharing	32,702	16,351
Voluntary redundancy program (Note 29.c.2)	11,946	-
	132,731	85,047

	151,636	169,468

21 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/2000. In fact, it will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of operations

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare	Consolidated
	plan	plan	Total

			30.06.2009	31.03.2009
Pension plan - Plans I and II (DB)	34,104	350,627	384,731	411,790
Pension plan - Plan III (DC) - employees	8,397	-	8,397	7,993

	42,501	350,627	393,128	419,783

		Current	21,194	20,919
		Noncurrent	371,934	398,864

The consolidated amounts recognized in the statement of operations are shown below:

		Consolidated

	30.06.2009	30.06.2008
Pension plan - periodic post-employment cost	(61,332)	(13,795)
Pension plan (DC)	26,019	23,540
Healthcare plan - post-employment	13,338	20,757
Healthcare plan contributions	13,670	12,648
	(8,305)	43,150
(-) Transfers to construction in progress	(3,522)	(3,865)

	(11,827)	39,285

The annual estimated cost for 2009, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

22 Regulatory Charges

		Consolidated

	30.06.2009	31.03.2009
Energy Development Account - CDE	17,819	17,818
Fuel Consumption Account - CCC	11,365	9,142
Global Reversal Reserve - RGR	7,958	6,288

	37,142	33,248

23 Research and Development and Energy Efficiency

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Applied and used -	Payable	Balance to be	Balance as of	Balance as of
	projects in progress	amount	used in projects	30.06.2009	31.03.2009

Research and Development - R&D
FNDCT	-	2,211	-	2,211	2,415
MME	-	1,123	-	1,123	1,226
R&D	19,683	-	74,550	94,233	89,123
	19,683	3,334	74,550	97,567	92,764
Energy Efficiency Program - EEP	16,537	-	79,136	95,673	91,441

	36,220	3,334	153,686	193,240	184,205

			Current	97,955	100,262
			Noncurrent	95,285	83,943

Changes in the balances of R&D and EEP

					Consolidated
Balances	FNDCT	MME	R&D	EEP	Total

As of December 31, 2007	20,157	10,287	75,893	78,943	185,280
Additions	6,760	3,380	6,760	9,081	25,981
SELIC interest rate	-	-	3,346	2,751	6,097
Payments	(7,781)	(4,081)	-	-	(11,862)
Concluded projects	-	-	(3,796)	(6,783)	(10,579)
As of June 30, 2008	19,136	9,586	82,203	83,992	194,917
Additions	7,351	3,676	7,351	9,257	27,635
SELIC interest rate	-	-	4,472	3,953	8,425
Payments	(7,838)	(3,917)	-	-	(11,755)
Concluded projects	-	-	(8,430)	(12,229)	(20,659)
As of December 31, 2008	18,649	9,345	85,596	84,973	198,563
Additions	7,096	3,548	7,096	9,339	27,079
SELIC interest rate	-	-	3,681	3,469	7,150
Payments	(23,534)	(11,770)	-	-	(35,304)
Concluded projects	-	-	(2,140)	(2,108)	(4,248)
As of June 30, 2009	2,211	1,123	94,233	95,673	193,240

24 Other Accounts Payable

		Consolidated

	30.06.2009	31.03.2009
Current liabilities
Concession charge - ANEEL grant	38,549	39,019
Reimbursement of customer contributions	17,540	17,683
Collected public lighting charge	15,923	17,591
Participation in consortia	5,178	4,833
Advance payments from customers	4,749	187
Compensation for use of water resources	3,912	9,643
Reparations to the Apucaraninha Indian community	2,562	2,528
Pledged collaterals	2,184	3,461
Insurance companies - premiums due	24	3,181
Other liabilities	8,137	7,834
	98,758	105,960
Noncurrent liabilities
Reparations to the Apucaraninha Indian community	5,123	5,057
Advance payments from customers	-	4,405
Other liabilities	-	15
	5,123	9,477

25 Provisions for Contingencies

The Company is a party to several lawsuits filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.06.2009	31.03.2009
Labor	141,968	(29,563)	112,405	101,390
Regulatory	37,004	-	37,004	36,893
Civil:
Suppliers (a)	53,355	-	53,355	52,777
Civil and administrative claims	51,035	(8,120)	42,915	22,851
Easements (b)	14,262	-	14,262	15,359
Condemnation and property claims (b)	121,729	-	121,729	118,998
Customers	5,543	(915)	4,628	4,415
Environmental claims	11	-	11	10
	245,935	(9,035)	236,900	214,410
Tax:
Cofins tax (c)	182,224	-	182,224	180,628
Other taxes	78,343	(27,006)	51,337	58,904
	260,567	(27,006)	233,561	239,532

	685,474	(65,604)	619,870	592,225

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.06.2009	31.03.2009
Regulatory claims	9,249	-	9,249	9,249
Civil claims	302	(288)	14	442
Tax claims:
Cofins tax (c)	182,224	-	182,224	180,628
Other taxes	45,387	(27,004)	18,383	26,116
	227,611	(27,004)	200,607	206,744

	237,162	(27,292)	209,870	216,435

Changes in provisions for contingencies

Consolidated	Provision	Additions	Additions to	(Payments)	Provision
	balance	(reversals)	P.,P., &E.	reversals	balance

	31.12.2008				30.06.2009
Labor	129,699	19,595	-	(7,326)	141,968
Regulatory	36,851	144	-	9	37,004
Civil:
Suppliers	52,209	1,146	-	-	53,355
Easements	15,615	-	4,184	(5,537)	14,262
Civil and administrative claims	29,987	22,310	-	(1,262)	51,035
Customers	5,465	282	-	(204)	5,543
Condemnations	119,645	-	2,101	(17)	121,729
Environmental claims	-	11	-	-	11
	222,921	23,749	6,285	(7,020)	245,935
Tax:
Cofins tax	178,753	3,471	-	-	182,224
Other taxes	85,158	(6,815)	-	-	78,343
	263,911	(3,344)	-	-	260,567

	653,382	40,144	6,285	(14,337)	685,474

Parent Company	Provision	Additions	Provision
	balance	(reversals)	balance

	31.12.2008	-	30.06.2009
Regulatory claims	9,249	-	9,249
Civil claims	434	(132)	302
Tax:
Cofins tax	178,753	3,471	182,224
Other taxes	52,729	(7,342)	45,387
	231,482	(3,871)	227,611

	241,165	(4,003)	237,162

The breakdown of the types of lawsuits in which COPEL is involved as of June 30, 2009 is consistent with the one featured in the Company's financial statements as of December 31, 2008.

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of June 30, 2009, reached R$ 1,899,153, of which R$ 93,791 correspond to labor claims; R$ 1,132,908 to regulatory claims; R$ 215,791 to civil claims; and R$ 456,663 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 31 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 53,355 as of June 30, 2009.

b) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company set aside a provision for contingencies in the amount of R$ 112,104, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

c) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a final ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 182,224, already having excluded tax credits which have already lapsed.

26 Shareholders’Equity

a) Share capital

As of June 30, 2009, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4.460.000. The different classes of shares and main shareholders are detailed below:

							In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	19,475,480	13.42	127,287	32.14	65,454,542	51.05	85,057,309	31.08
NYSE (2)	142,241	0.10	-		35,318,580	27.54	35,460,821	12.96
Latibex (3)	-	-	-	-	119,267	0.09	119,267	0.04
Municipalities	178,393	0.12	12,797	3.23	1,914	-	193,104	0.07
Other shareholders	376,819	0.26	255,979	64.63	38,284	0.03	671,082	0.25

	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27 Gross Revenues from Sales and/or Services

		Consolidated

	30.06.2009	30.06.2008
Electricity sales to final customers
Residential	501,488	462,780
Industrial	509,859	519,236
Commercial, services, and other activities	332,417	304,187
Rural	67,720	62,191
Government agencies	44,379	41,578
Public lighting	35,662	32,806
Public services	32,520	31,483
Installment for Adjustment of Network Charges	1,886	-
	1,525,931	1,454,261
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	530,252	387,631
Bilateral contracts	68,405	207,000
Electric Energy Trading Chamber - CCEE	30,100	5,037
Contracts with small utilities	24,967	24,607
	653,724	624,275
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	560,987	518,291
Industrial	557,548	586,154
Commercial, services, and other activities	369,101	335,955
Rural	75,728	70,103
Government agencies	49,644	46,512
Public lighting	39,893	36,723
Public services	36,378	35,254
Basic Network and basic interface network	73,933	66,293
Connection grid	1,280	728
Installment for Adjustment of Basic Network charges	5,951	6,764
	1,770,443	1,702,777
.
Revenues from telecommunications	49,211	36,777
.
Piped gas distribution	128,958	129,962

Other operating revenues
Leases and rents	63,456	46,658
Revenues from services	20,366	10,812
Charged services	4,722	4,395
Other revenues	601	462
	89,145	62,327

	4,217,412	4,010,379

28 Deductions from Gross Revenues

		Consolidated

	30.06.2009	30.06.2008
Taxes and social contributions on revenues
VAT (ICMS)	847,565	782,423
COFINS	327,314	311,774
PIS/PASEP	71,059	67,686
ISSQN	903	861
	1,246,841	1,162,744
Regulatory charges
Energy Development Account - CDE	90,605	99,584
Fuel Consumption Account - CCC	99,886	24,805
Global Reversal Reserve - RGR	39,368	28,609
Research and development and energy efficiency - R&D and EEP	27,079	25,981
Other	143	128
	257,081	179,107
.

	1,503,922	1,341,851

29 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of June 30, 2009 is shown below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total

					30.06.2009
Electricity purchased for resale (a)	(764,182)	-	-	-	(764,182)
Charges for use of power grid (b)	(264,664)	-	-	-	(264,664)
Personnel and management (c)	(279,233)	(2,163)	(70,865)		(352,261)
Pension and healthcare plans (Note 21)	7,338	(109)	4,598	-	11,827
Materials and supplies (d)	(26,515)	(1,428)	(4,015)	-	(31,958)
Raw materials and supplies
for power generation	(13,412)	-	-	-	(13,412)
Natural gas and supplies for gas business	(69,085)	-	-	-	(69,085)
Third-party services (e)	(103,540)	(12,207)	(27,259)	-	(143,006)
Depreciation and amortization	(181,980)	(6)	(12,778)	(1,915)	(196,679)
Provisions and reversals (f)	-	(10,579)	-	(40,144)	(50,723)
Other costs and expenses (g)	(9,602)	2,068	(46,962)	(39,115)	(93,611)

	(1,704,875)	(24,424)	(157,281)	(81,174)	(1,967,754)

The breakdown of consolidated costs and expenses as of June 30, 2008 is shown below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total

					30.06.2008
Electricity purchased for resale (a)	(774,203)	-	-	-	(774,203)
Charges for use of power grid (b)	(181,601)	-	-	-	(181,601)
Personnel and management (c)	(220,763)	(1,474)	(56,824)		(279,061)
Pension and healthcare plans (Note 21)	(30,745)	(173)	(8,367)	-	(39,285)
Materials and supplies (d)	(21,827)	(1,576)	(2,528)	-	(25,931)
Raw materials and supplies
for power generation	(8,274)	-	-	-	(8,274)
Natural gas and supplies for gas business	(64,423)	-	-	-	(64,423)
Third-party services (e)	(95,537)	(11,029)	(26,048)	-	(132,614)
Depreciation and amortization	(194,260)	(7)	(11,092)	(3,706)	(209,065)
Provisions and reversals (f)	-	(16,137)	-	(33,586)	(49,723)
Other costs and expenses (g)	(16,874)	2,460	(11,803)	(51,723)	(77,940)

	(1,608,507)	(27,936)	(116,662)	(89,015)	(1,842,120)

The Parent Company’s expenses as of June 30, 2009 are broken down below:

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total

			30.06.2009
Management (c)	(3,610)	-	(3,610)
Healthcare plan	(97)	-	(97)
Materials and supplies	(8)	-	(8)
Third-party services (e)	(2,500)	-	(2,500)
Depreciation and amortization	-	(377)	(377)
Provisions and reversals (f)	-	4,003	4,003
Other expenses	(1,156)	437	(719)

	(7,371)	4,063	(3,308)

The Parent Company’s expenses as of June 30, 2008 are broken down below:

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total

			30.06.2008
Management (c)	(2,845)	-	(2,845)
Healthcare plan	(44)	-	(44)
Materials and supplies	(5)	-	(5)
Third-party services (e)	(2,304)	-	(2,304)
Provisions and reversals (f)	-	(8,761)	(8,761)
Other expenses	(447)	185	(262)

	(5,645)	(8,576)	(14,221)

a) Electricity purchased for resale

		Consolidated

	30.06.2009	30.06.2008
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	197,927	237,103
Furnas Centrais Elétricas S.A. - auction	152,101	142,561
Companhia Hidro Elétrica do São Francisco - Chesf - auction	144,900	136,453
Electric Energy Trading Chamber - CCEE	72,221	60,938
Itiquira Energética S.A.	56,762	52,817
Companhia Energética de São Paulo - Cesp - auction	54,476	50,552
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	47,430	44,627
Dona Francisca Energética S.A.	29,949	26,820
Companhia Energética de Minas Gerais - Cemig - auction	26,831	20,701
Program for incentive to alternative energy sources - PROINFA	26,403	28,541
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	16,660	15,624
Electricity purchased for resale - Deferred regulatory liabilities (CVA)	(72,585)	(30,658)
(-) Pasep/Cofins tax on electricity purchased for resale	(100,505)	(83,015)
Other utilities - auction	111,612	71,139

	764,182	774,203

b) Charges for the use of the power grid

		Consolidated

	30.06.2009	30.06.2008
Furnas Centrais Elétricas S.A.	57,708	53,150
Cia. Transmissora de Energia Elétrica Paulista - Cteep	31,156	28,537
Companhia Hidro Elétrica do São Francisco - Chesf	28,447	26,453
System service charges - ESS	27,426	28,638
Eletrosul Centrais Elétricas S.A.	21,293	18,515
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	20,704	19,034
Companhia Energética de Minas Gerais - Cemig	10,328	9,539
National System Operator - NOS	10,198	8,843
Novatrans Energia S.A.	9,564	8,911
TSN Transmissora Nordeste Sudeste de Energia S.A.	9,536	8,707
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	8,342	7,665
Empresa Amazonense de Transmissão de Energia - Eate	7,978	7,234
Empresa Norte de Transmissão de Energia S.A. - Ente	4,061	3,711
ATE II Transmissora de Energia S.A.	4,047	3,795
Itumbiara Transmissora de Energia Ltda	3,864	3,618
Expansion Transmissora de Energia Elétrica S.A.	3,699	3,424
Empresa Transmissora de Energia Oeste Ltda - Eteo	3,267	3,020
STN Sistema de Transmissão Nordeste S.A	3,260	3,016
NTE Nordeste Transmissora de Energi S.A	2,865	2,628
ATE Transmissora Energia S.A	2,688	2,494
Integração Transmissão Energia - Intesa	2,198	405
ATE III Transmissora de Energia S.A	2,123	431
Arthemis Transmissora de Energia S.A	1,745	1,607
CVA - charges	(9,131)	(61,744)
(-) Pasep/Cofins taxes on charges for the use of the power grid	(29,527)	(30,886)
Other utilities	26,825	20,856

	264,664	181,601

c) Personnel and management

	Parent Company		Consolidated

	30.06.2009	30.06.2008	30.06.2009	30.06.2008
Personnel
Wages and salaries	-	-	232,955	208,417
Social charges on payroll	-	-	81,764	73,125
	-	-	314,719	281,542
Provision for profit sharing (1)	-	-	32,986	-
Meal assistance and education allowance	-	-	26,978	23,883
Labor indemnifications (reversal) (2)	-	-	14,994	(825)
	-	-	389,677	304,600
(-) Transfers to construction in progress	-	-	(42,597)	(29,972)
	-	-	347,080	274,628
Management
Wages and salaries	2,885	2,273	4,378	3,700
Social charges on payroll	725	572	882	818
	3,610	2,845	5,260	4,518
(-) Transfers to construction in progress	-	-	(79)	(85)
	3,610	2,845	5,181	4,433

	3,610	2,845	352,261	279,061

1) Provision for profit sharing

As of Setember 2008, Company management decided to set aside a monthly provision for its employees’ profit sharing. The amount is estimated pursuant to the criteria and conditions agreed on by COPEL and the employees’ committee for the profit sharing negotiation. The amount for the period from January through June 2008 would have been approximately R$ 32,000.

2) Labor claims

In the second quarter, COPEL set up a provision for redundancy payments in connection with the Voluntary Redundancy Program launched by Company management on January 20, 2009.

3) Program for the renewal of COPEL’s workforce

On April 13, 2009, COPEL’s management decided that the approximately 700 employees who receive retirement benefits from INSS (the National Social Security Institute) will be laid off in a planned manner, and that the employees who hereafter voluntarily file for retirement benefits from INSS and do not join the PIA (Programa de Incentivo à Aposentadoria or Retirement Encouragement Program) will be laid off with termination pay.

Given that the legal basis for these layoffs – that voluntary INSS retirement should prevent continued employment at mixed capital companies – has been interpreted in different ways, leading to legal disputes, including a recent preliminary injunction by a labor court suspending COPEL's redundancy program, Company management decided on July 27, 2009 to cancel the April 13 layoffs.

d) Materials and Supplies

		Consolidated

	30.06.2009	30.06.2008
Fuel and vehicle parts	10,353	9,999
Materials for use in the electric system	7,834	6,663
Office supplies	2,916	2,282
Cafeteria supplies	2,854	2,347
Materials for use in civil construction	1,260	1,359
Service tools	1,197	465
Information technology equipment and supplies	1,060	395
Safety supplies	1,055	854
Lodging	474	746
Other materials and supplies	2,955	821

	31,958	25,931

e) Services from third-parties

	Parent Company		Consolidated

	30.06.2009	30.06.2008	30.06.2009	30.06.2008
Power grid maintenance	-	-	36,618	29,594
Technical, scientific, and administrative consulting	689	566	13,383	12,111
Postal services	-	-	12,382	11,149
Authorized and registered agents	-	-	10,396	9,687
Administrative support services	-	-	7,704	7,324
Data processing and transmission	-	-	7,584	8,372
Security	-	-	7,122	6,317
Travel	38	70	5,534	5,026
Telephone services	-	-	5,431	8,035
Meter reading and bill delivery	-	-	4,485	3,899
Maintenance of easement areas	-	-	3,319	2,540
Civil maintenance services	-	-	2,968	2,965
Personnel training	-	-	2,689	2,244
Services in "green areas"	-	-	2,622	2,449
Customer service	-	-	2,189	2,259
Vehicle maintenance and repairs	-	-	2,036	1,809
Freight services	-	-	1,881	1,548
Access to satellite communications	-	-	1,716	2,157
Auditing	1,115	1,108	1,629	1,463
Telephone operator	-	-	1,499	1,199
Advertising	345	353	1,016	1,083
Other services	313	207	8,803	9,384

	2,500	2,304	143,006	132,614

f) Provisions and reversals

	Parent Company		Consolidated

	30.06.2009	30.06.2008	30.06.2009	30.06.2008
Provision for doubtful accounts (PDA)
PDA - customers and distributors (Note 5)	-	-	10,000	14,194
PDA - third-party services and other receivables	-	-	579	1,943
	-	-	10,579	16,137
Provision (reversal) for contingencies
Labor	-	-	19,595	22,633
Regulatory	-	-	144	(2,062)
Civil and administrative law	(132)	400	22,310	4,170
Suppliers	-	-	1,146	1,429
Environmental	-	-	11	(163)
Customers	-	-	282	(1,893)
Cofins tax	3,471	3,211	3,471	3,211
Other taxes	(7,342)	5,150	(6,815)	6,261
	(4,003)	8,761	40,144	33,586

	(4,003)	8,761	50,723	49,723

g) Other operating costs and expenses

		Consolidated

	30.06.2009	30.06.2008
Damages and reparations	33,715	1,187
Compensation for the use of water resources	23,351	37,954
Concession charge - ANEEL grant	18,891	21,268
ANEEL Inspection Fee	7,660	8,884
Losses in the disposal and sale of assets	7,532	7,211
Leases and rents	6,712	6,051
Taxes	6,193	3,476
Insurance	3,088	3,104
Own power consumption	3,015	2,882
Advertising	1,608	1,800
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	1,342	2,688
Cost and expense recovery	(23,455)	(22,892)
General costs and expenses	3,959	4,327

	93,611	77,940

30 Financial Income (Losses)

	Parent Company		Consolidated

	30.06.2009	30.06.2008	30.06.2009	30.06.2008
Interest income
Income from financial investments	20,456	7,409	91,980	80,995
Income from CRC transferred to State Gov. (Note 6.b)	-	-	42,297	40,095
Penalties on overdue bills	-	-	39,177	26,160
Interest on deferred regulatory assets (CVA)	-	-	11,222	4,614
Fines	-	-	5,681	5,204
Interest on taxes paid in advance	1,488	3,080	3,601	4,011
Interest and commissions on loan agreements	40,294	28,168	-	-
Monetary variation of CRC transferred
to State Government (Note 6.b)	-	-	(13,286)	86,436
Other interest income	342	3,306	7,644	4,102
	62,580	41,963	188,316	251,617
(-) Interest expenses
Interest on loans and financing	54,258	62,751	82,597	99,008
Interest on R&D and EEP	-	-	7,150	6,097
IOF tax	-	64	4,606	3,969
Monetary and exchange variations	3	1	(3,300)	11,178
Monetary variations on deferred regulatory liabilities (CVA)	-	-	1,239	7,724
PIS/Pasep and Cofins taxes on interest on capital	347	3	734	674
Other interest expenses	1	1	1,129	36,331
	54,609	62,820	94,155	164,981

	7,971	(20,857)	94,161	86,636

31 Electric Energy Trading Chamber (CCEE)

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,112,000 (restated as of June 30, 2009), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation(1)

To make up for the supply under the terminated agreement with CIEN, COPEL has participated in all power sale mechanisms under the applicable legislation, pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, however, has not allowed COPEL to fully make up for the lost supply under the CIEN contract, and the Company is still 188 average MW short of fully covering its demand.

In 2008, COPEL sought to make up for the CIEN supply through auctions of power from new facilities. It acquired 141 average MW at the Jirau Hydroelectric Power Plant auction, 51 average MW at the 2008 A-3 auction, and 316 average MW at the 2008 A-5 auction, which, together and according to the respective delivery schedules, will be enough to meet its growing demand and make up for the CIEN supply.

To supplement its power supply for the next few years, until delivery of power from those new projects begins, COPEL has continued to participate in existing power purchase mechanisms, such as the Mechanism for the Offsetting of Surpluses and Deficits (MCSD), adjustment auctions, and A-1 auctions. For 2009, COPEL acquired 144.5 average MW at the 9th adjustment auction and 10.17 average MW through the unregulated May MCSD. As of 2010, the volume of energy acquired through the unregulated May 2009 MCSD will be 20.19 average MW.

b) Current transactions at CCEE(1)

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated

					30.06.2009	31.03.2009
Current assets (Note 4)
Until December 2008	642	14	-	105	761	761
From January through March 2009	225	-	-	-	225	7,793
	867	14	-	105	986	8,554
Current liabilities (Note 19)
From January through March 2009	-	-	-	-	-	40,258
From April through June 2009	7,109	14,842	1,208	-	23,159	-
	7,109	14,842	1,208	-	23,159	40,258

c) Changes in the CCEE balances (1)

	Balances	Payments	Additions	Balances

	31.03.2009			30.06.2009
Current assets
Until December 2008	761	-	-	761
From January through March 2009	7,793	(9,733)	2,165	225
	8,554	(9,733)	2,165	986
(-) Current liabilities
From January through March 2009	40,258	(20,015)	(20,243)	-
From April through June 2009	-	(7,928)	31,087	23,159
	40,258	(27,943)	10,844	23,159

Net total	(31,704)	18,210	(8,679)	(22,173)

(1) Information unaudited by the independent auditors.

32 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash in Hand and Cash Equivalents, Bonds and Securities, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of June 30, 2009, which are close to their carrying values, are shown below:

Financial instruments
Consolidated	Market value		Book value

	30.06.2009	30.06.2009	31.03.2009
Cash and cash equivalents	1,531,582	1,531,582	1,594,217
Accounts receivable from government agencies	140,922	140,922	168,673
CRC transferred to State Government	1,283,430	1,283,430	1,296,336
Bonds and securities	99,330	97,386	71,358
Loans and financing	826,432	826,432	824,307
Debentures	822,352	841,041	833,440
Eletrobrás (Itaipu)	89,636	89,636	105,757
Petrobras (Compagas)	36,775	22,375	29,413

The market value of the Company’s debentures was calculated according to the Unit Price quote on June 30, 2009, obtained from the National Association of the Financial Market Institutions (ANDIMA).

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

Most of the financial investments of the Company and of its subsidiaries classified as Cash in Hand and Cash Equivalents comprise fixed-income securities tied to federal bonds. The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
Foreign currency	Assets	Liabilities	exposure

			30.06.2009
Collaterals and escrow deposits	27,069	-	27,069
Loans and financing	-	(118,173)	(118,173)
Suppliers
Eletrobrás (Itaipu)	-	(89,636)	(89,636)
Petrobras (Compagas)	-	(22,375)	(22,375)

	27,069	(230,184)	(203,115)

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years(1), as reported in its Power Operation Plan, published annually at www.ons.org.br.

(1) Information unaudited by the independent auditors.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

The Company has already applied for extension by ANEEL of the power plant concessions expiring in 2009, 2010, and 2011: Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Salto Caxias), Jordão River Diversion Small Hydropower Project, and Cavernoso Small Hydropower Project. ANEEL, under Ruling no. 455, dated February 3, 2009, has recommended to the Ministry of Mines and Energy the extension of the concessions, pursuant to the following terms:

Concession agreement no. 045/1999	Extension	Final expiration

Power Plants
Governador Ney Braga (Segredo)	20 years	2029
Governador José Richa (Salto Caxias)	20 years	2030
Jordão River Diversion Project	20 years	2029
Cavernoso	8.5 years	2019

COPEL has disputed ANEEL’s recommendation that the Cavernoso concession be extended for only 8.5 years, since it believes it should be extended for 20 years as its other concessions. The Ministry of Mines and Energy is reviewing COPEL’s claim and ANEEL’s recommendation, but it has not ruled on the matter yet.

7) Financial Instruments - Derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

33 Related-Party Transactions

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation	Consolidated

		30.06.2009	31.03.2009
Current assets
Sanepar	Customers and distributors	8,672	8,672
Government of the State of Paraná	Customers and distributors	49,887	64,285
	Telecommunications services	9,090	4,373
	Recoverable Rate Deficit - CRC (Note 6)	48,417	47,782
	ICMS (VAT) paid in advance (Note 7)	32,717	22,557
	Recoverable salaries of transferred employees	2,142	2,166
Petrobras	Lease of the Araucária TPP	11,453	10,357
	Customers and distributors - gas	1,402	2,023
	Advance payments to suppliers	68	1,825

Noncurrent assets
Sanepar	Customers and distributors	4,336	6,504
Government of the State of Paraná	Customers and distributors	15,314	20,061
	Telecommunications services	2,331	2,827
	Recoverable Rate Deficit - CRC (Note 6)	1,235,013	1,248,554
	ICMS (VAT) paid in advance (Note 7)	79,410	68,327
Petrobras	Advance payments to suppliers	7,172	3,327
.
Current liabilities
BNDES	Financing for gas pipeline network (Note 17.f)	6,411	6,517
BNDESPAR	Debentures (Note 18.b)	33,859	33,053
Dona Francisca Energética	Electricity purchase (Note 19)	4,963	5,128
Eletrobrás	Financing (Note 17.d)	36,411	33,089
Eletrobrás	Elejor redeemable shares (Note 17.e)	3,489	-
Eletrobrás (Itaipu)	Electricity purchase (Note 19)	89,636	105,757
Government of the State of Paraná	ICMS (VAT) due (Note 7)	150,933	138,513
Petrobras	Purchase of gas for resale (Note 19)	22,375	29,413
	Gas for power generation - renegotiation (N. 19)	22,564	11,019

Noncurrent liabilities
BNDES	Financing for gas pipeline network (Note 17.f)	9,665	11,463
BNDESPAR	Debentures (Note 18.b)	186,412	194,617
Eletrobrás	Financing (Note 17.d)	281,340	265,925
Eletrobrás	Elejor redeemable shares (Note 17.e)	23,785	26,598
Government of the State of Paraná	ICMS (VAT) due (Note 7)	721	660
Petrobras	Gas for power generation - renegotiation (N. 19)	203,077	209,352

The main balances of related party transactions in COPEL’s statement of operations are:

Related party	Nature of operation		Consolidated

		30.06.2009	30.06.2008
Gross revenues from sales and/or services
Sanepar	Sale of electricity to final customers	62,812	60,732
Government of the State of Paraná	Sale of electricity to final customers	45,302	46,897
	Telecommunications revenue	4,720	6,000
Petrobras	Lease of the Araucária Thermal Power Plant	35,435	22,388
	Sale of electricity to final customers	4,837	5,676
	Distribution of piped gas	3,458	3,577
	Gas transport services	4,835	1,763

Electricity purchased for resale
Dona Francisca Energética	Purchase of electricity (Note 29.a)	29,949	26,820
Eletrobrás (Itaipu)	Purchase of electricity (Note 29.a)	197,927	237,103

Natural gas and supplies for the gas business
Petrobras	Natural gas purchased for resale	69,043	64,378

Management
Officers and directors	Wages, social charges, pension and healthcare
	plan contributions	5,357	4,562

Other operating expenses
Fundação Copel	Rent of facilities	3,771	3,310

Interest income
Government of the State of Paraná	Income from CRC (Note 30)	29,011	126,531
	Income from renegotiated bills	2,888	3,084

Interest expenses

BNDES	Interest on financing for gas pipeline network (Note 17.f)	534	976
BNDESPAR	Interest on Elejor debentures (Note 18.b)	11,095	13,469
Eletrobrás	Interest on financing (Note 17.d)	10,802	15,479
	Interest on Elejor redeemable shares (Note 17.e)	1,183	12,331
Petrobras	Interest on gas contract renegotiation (Note 19.a)	11,483	10,336

The balances of transactions between the Company and its subsidiaries are shown in Note 13.

BNDES - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 17.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of June 30, 2009, the outstanding debt was R$ 36,210 and R$ 21,612, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 17.

The amounts resulting from operating activities involving related parties are billed at the rates approved by the regulatory agency.

34 Financial Statements by Subsidiary

Shown below are the balance sheets and the statements of operations as of June 30, 2009, reclassified for purposes of ensuring consistency with the account classification adopted by COPEL, of subsidiaries: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), and other (Copel Empreendimentos, Centrais Eólicas, and Dominó Holdings). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS	GET	DIS	TEL	COM	ELE	UEG	Other
30.06.2009

TOTAL ASSETS	5,017,519	5,686,722	249,998	249,034	637,325	675,491	720,163
CURRENT ASSETS	877,596	1,641,707	54,239	54,674	76,748	155,376	21,726
Cash and cash equivalents	550,296	204,123	30,646	30,373	38,942	135,248	16,565
Customers and distributors, net	187,866	783,517	-	22,253	14,945	-	93
Telecommunications services, net	-	-	14,845	-	-	-	-
Dividends receivable	-	-	-	-	-	-	3,560
Construction in progress	13,486	62,529	-	-	-	-	-
CRC transferred to State Government	-	48,417	-	-	-	-	-
Taxes and social contributions	8,072	140,310	2,422	556	-	8,540	1,419
Deferred regulatory assets (CVA)	-	239,074	-	-	-	-	-
Other regulatory assets	-	35,051	-	-	-	-	-
Bonds and securities	18,369	-	-	-	-	-	-
Collaterals and escrow deposits	70,442	31,575	-	-	22,794	31	-
Other receivables	19,684	34,360	1,150	909	67	11,557	89
Inventories	9,381	62,751	5,176	583	-	-	-
NONCURRENT ASSETS	4,139,923	4,045,015	195,759	194,360	560,577	520,115	698,437
Long-Term Receivables	104,727	1,727,555	12,289	31,354	260	-	228
Customers and distributors, net	-	68,898	-	22,460	-	-	-
Telecommunications services	-	-	2,231	-	-	-	-
CRC transferred to State Government	-	1,235,013	-	-	-	-	-
Taxes and social contributions	89,003	260,860	9,564	433	-	-	-
Deferred regulatory assets (CVA)	-	86,033	-	-	-	-	-
Bonds and securities	5,289	-	-	-	-	-	-
Collaterals and escrow deposits	-	27,069	-	-	-	-	-
Judicial deposits	8,554	45,023	494	114	260	-	91
Advance payments to suppliers	-	-	-	8,290	-	-	-
Other receivables	1,881	4,659	-	57	-	-	137
Investments	416,429	2,461	-	2	-	-	693,324
Property, plant, and equipment	3,553,053	2,276,706	182,418	161,161	560,189	520,095	1,602
Intangible assets	65,714	38,293	1,052	1,843	128	20	3,283

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	Other
30.06.2009

TOTAL LIABILITIES	5,017,519	5,686,722	249,998	249,034	637,325	675,491	720,163
CURRENT LIABILITIES	338,891	1,058,325	18,045	48,950	85,926	4,775	5,050
Loans and financing	55,095	11,566	-	6,411	3,489	-	-
Debentures	-	-	-	-	33,859	-	-
Suppliers	90,650	440,953	6,282	23,349	5,625	2,967	38
Taxes and social contributions	83,939	260,981	2,455	7,333	2,277	862	933
Dividends due	26,617	61,100	-	6,000	-	-	4,075
Payroll and labor provisions	37,008	104,206	8,214	1,830	169	37	4
Post-employment benefits	5,641	14,587	947	-	-	-	-
Other regulatory liabilities	-	16,577	-	-	-	-	-
Regulatory charges	3,791	33,351	-	-	-	-	-
R & D and Energy Efficiency	18,402	76,887	-	-	1,771	895	-
Concession charge - ANEEL grant	-	-	-	-	38,549	-	-
Other accounts payable	17,748	38,117	147	4,027	187	14	-
NONCURRENT LIABILITIES	765,169	1,360,978	16,817	19,161	461,308	3,774	4
Loans and financing	213,300	161,414	-	9,665	23,785	-	-
Debentures	-	-	-	-	186,412	-	-
Provisions for contingencies	205,473	199,420	1,767	283	-	3,053	4
Subsidiaries and investees	-	622,016	-	-	251,111	-	-
Suppliers	225,570	-	-	-	-	-	-
Taxes and social contribution	-	29,314	-	8,485	-	721	-
Post-employment benefits	106,302	249,854	15,050	728	-	-	-
Deferred regulatory liabilities (CVA)	-	13,076	-	-	-	-	-
R & D and Energy Efficiency	9,401	85,884	-	-	-	-	-
Other accounts payable	5,123	-	-	-	-	-	-
SHAREHOLDERS' EQUITY	3,913,459	3,267,419	215,136	180,923	90,091	666,942	715,109
Stock capital	3,505,994	2,624,841	194,755	111,140	69,450	707,440	514,412
Capital reserves	-	-	-	-	1,134	-	39,618
Income reserves	122,967	417,444	9,169	51,876	7,809	-	178,993
Accrued income (losses)	284,498	225,134	11,212	17,907	11,698	(40,498)	(17,914)

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	Other
30.06.2009

OPERATING REVENUES	896,255	3,206,889	67,188	135,101	87,603	35,435	475
Electricity sales to final customers	83,191	1,444,968	-	-	-	-	-
Electricity sales to distributors	675,781	30,909	-	-	87,603	-	475
Charges for the use of the power grid	120,201	1,695,605	-	-	-	-	-
Telecommunications revenues	-	-	67,188	-	-	-	-
Distribution of piped gas	-	-	-	130,264	-	-	-
Leases and rents	542	28,079	-	-	-	35,435	-
Other operating revenues	16,540	7,328	-	4,837	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(133,176)	(1,323,804)	(11,315)	(28,014)	(4,185)	(3,278)	(150)
NET OPERATING REVENUES	763,079	1,883,085	55,873	107,087	83,418	32,157	325
OPERATING COSTS AND EXPENSES	(372,752)	(1,605,000)	(41,237)	(82,009)	(42,902)	(31,046)	(1,034)
Electricity purchased for resale	(42,429)	(860,756)	-	-	(2,041)	-	-
Charges for the use of the power grid	(86,351)	(209,179)	-	-	(7,084)	(7,300)	-
Personnel and management	(84,780)	(241,158)	(16,800)	(4,802)	(931)	(167)	(13)
Pension and healthcare plans	13,737	(1,578)	175	(410)	-	-	-
Materials and supplies	(6,693)	(23,751)	(1,100)	(236)	(142)	(27)	(1)
Raw materials and supplies - generation	(13,752)	-	-	-	-	(966)	-
Natural gas and supplies - gas business	-	-	-	(69,085)	-	-	-
Third-party services	(30,835)	(114,684)	(5,114)	(2,102)	(4,076)	(6,495)	(534)
Depreciation and amortization	(69,092)	(82,520)	(15,710)	(4,389)	(8,193)	(15,929)	(469)
Provisions and reversals	(24,590)	(28,917)	(1,220)	1	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(18,891)	-	-
Other operating costs and expenses	(27,967)	(42,457)	(1,468)	(986)	(1,544)	(162)	(17)
OPERATING INCOME BEFORE FINANCIAL
RESULTS & EQ. IN RESULTS OF INVESTEES	390,327	278,085	14,636	25,078	40,516	1,111	(709)
Interest income (expenses)	34,243	63,731	2,312	2,211	(22,870)	6,450	113
Equity in results of investees	3,944	-	-	-	-	-	19,312
INCOME (LOSSES) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	428,514	341,816	16,948	27,289	17,646	7,561	18,716
Provision for IRPJ and CSLL	(142,521)	(61,778)	(6,172)	(8,937)	(5,948)	(1,745)	(93)
Deferred IRPJ and CSLL	(1,495)	(54,904)	436	(445)	-	-	-
INCOME FOR THE PERIOD	284,498	225,134	11,212	17,907	11,698	5,816	18,623

IRPJ = Corporate income tax
CSLL = Social contribution on net income

35 Statement of Operations Broken Down by Company

In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the three-month period ended on June 30, 2009, not taking into account the results of equity in the Parent Company’s subsidiaries.

STATEMENT OF OPERATIONS								Parent	Subtractions and
	GET	DIS	TEL	COM	ELE	UEG	Other	Company	noncontrolling	Consolidated
30.06.2009									interests

OPERATING REVENUES	896,255	3,206,889	67,188	135,101	87,603	35,435	475	-	(211,534)	4,217,412
Electricity sales to final customers	83,191	1,444,968	-	-	-	-	-	-	(2,228)	1,525,931
Electricity sales to distributors	675,781	30,909	-	-	87,603	-	475	-	(141,044)	653,724
Charges for the use of the power grid	120,201	1,695,605	-	-	-	-	-	-	(45,363)	1,770,443
Telecommunications revenues	-	-	67,188	-	-	-	-	-	(17,977)	49,211
Distribution of piped gas	-	-	-	130,264	-	-	-	-	(1,306)	128,958
Leases and rents	542	28,079	-	-	-	35,435	-	-	(600)	63,456
Other operating revenues	16,540	7,328	-	4,837	-	-	-	-	(3,016)	25,689
DEDUCTIONS FROM OPERATING REVENUES	(133,176)	(1,323,804)	(11,315)	(28,014)	(4,185)	(3,278)	(150)	-	-	(1,503,922)
NET OPERATING REVENUES	763,079	1,883,085	55,873	107,087	83,418	32,157	325	-	(211,534)	2,713,490
OPERATING COSTS AND EXPENSES	(372,752)	(1,605,000)	(41,237)	(82,009)	(42,902)	(31,046)	(1,034)	(3,308)	211,534	(1,967,754)
Electricity purchased for resale	(42,429)	(860,756)	-	-	(2,041)	-	-	-	141,044	(764,182)
Charges for the use of the power grid	(86,351)	(209,179)	-	-	(7,084)	(7,300)	-	-	45,250	(264,664)
Personnel and management	(84,780)	(241,158)	(16,800)	(4,802)	(931)	(167)	(13)	(3,610)	-	(352,261)
Pension and healthcare plans	13,737	(1,578)	175	(410)	-	-	-	(97)	-	11,827
Materials and supplies	(6,693)	(23,751)	(1,100)	(236)	(142)	(27)	(1)	(8)	-	(31,958)
Raw materials and supplies - generation	(13,752)	-	-	-	-	(966)	-	-	1,306	(13,412)
Natural gas and supplies - gas business	-	-	-	(69,085)	-	-	-	-	-	(69,085)
Third-party services	(30,835)	(114,684)	(5,114)	(2,102)	(4,076)	(6,495)	(534)	(2,500)	23,334	(143,006)
Depreciation and amortization	(69,092)	(82,520)	(15,710)	(4,389)	(8,193)	(15,929)	(469)	(377)	-	(196,679)
Provisions and reversals	(24,590)	(28,917)	(1,220)	1	-	-	-	4,003	-	(50,723)
Concession charge - ANEEL grant	-	-	-	-	(18,891)	-	-	-	-	(18,891)
Compensation for use of water resources	(22,488)	-	-	-	(863)	-	-	-	-	(23,351)
Other operating costs and expenses	(5,479)	(42,457)	(1,468)	(986)	(681)	(162)	(17)	(719)	600	(51,369)
OPERATING INCOME BEFORE FINANCIAL
RESULTS & EQ. IN RESULTS OF INVESTEES	390,327	278,085	14,636	25,078	40,516	1,111	(709)	(3,308)	-	745,736
Interest income (expenses)	34,243	63,731	2,312	2,211	(22,870)	6,450	113	7,971	-	94,161
Equity in results of investees	-	-	-	-	-	-	15,823	5,658	-	21,481
INCOME (LOSSES) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	424,570	341,816	16,948	27,289	17,646	7,561	15,227	10,321	-	861,378
Provision for IRPJ and CSLL	(142,521)	(61,778)	(6,172)	(8,937)	(5,948)	(1,745)	(93)	(1,233)	-	(228,427)
Deferred IRPJ and CSLL	(1,495)	(54,904)	436	(445)	-	-	-	(1,467)	-	(57,875)
Non-controlling shareholders' interests	-	-	-	-	-	-	-	-	(13,012)	(13,012)
INCOME FOR THE PERIOD	280,554	225,134	11,212	17,907	11,698	5,816	15,134	7,621	(13,012)	562,064

IRPJ = Corporate income tax
CSLL = Social contribution on net income

36 Statement of Added Value

For the quarters ended on June 30, 2009 and June 30, 2008:

		Consolidated

	30.06.2009	30.06.2008
Revenues
Electricity sales, services, and other revenues	4,217,412	4,010,379
Provision for doubtful accounts	(10,579)	(16,137)
Other operating revenues (expenses)	(5,483)	(3,731)
Total	4,201,350	3,990,511

( - ) Supplies acquired from third-parties
Electricity purchased for resale	864,687	857,218
Charges for the use of the power grid ( - ) ESS	266,765	183,849
Materials, supplies, and services from third-parties	193,675	170,215
Natural gas and supplies for the gas business	88,081	72,044
Emergency capacity charges and PROINFA	144	129
Other	84,296	51,377
Total	1,497,648	1,334,832

( = ) GROSS ADDED VALUE	2,703,702	2,655,679

( - ) Depreciation and amortization	196,679	209,065

( = ) NET ADDED VALUE	2,507,023	2,446,614

( + ) Transferred Added Value
Interest income	188,316	251,617
Equity pick-up in results of investees	21,481	22,029
Total	209,797	273,646

ADDED VALUE TO DISTRIBUTE	2,716,820	2,720,260

		(next page)

(continued)

			Consolidated

	30.06.2009%		30.06.2008%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	237,334		212,117
Pension and healthcare plans	(11,827)		39,285
Meal assistance and education allowance	26,978		23,883
Social charges - FGTS	19,169		17,144
Labor indemnifications (reversals)	14,994		(825)
Profit sharing	32,986		-
Transfer to construction in progress	(42,676)		(30,057)
Total	276,958	10.2	261,547	9.6

Government
Federal	926,018		881,505
State	841,440		784,955
Municipal	1,431		1,810
Total	1,768,889	65.1	1,668,270	61.4

Financing agents
Interest and penalties	89,185		160,277
Leases and rents	6,712		6,051
Total	95,897	3.5	166,328	6.1

Shareholders
Non-controlling shareholders' interests	13,012		11,096
Retained earnings	562,064		613,019
Total	575,076	21.2	624,115	22.9

	2,716,820		2,720,260

The acompanying notes are an integral part of these quarterly financial statements

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

(In thousands of reais, except where otherwise indicated)

1 Distribution

Customer connections – In June 2008, COPEL supplied 3,571,243(1) customers (3,455,775(1) in June 2008), with an increase of 115,468(1) customers (3.3%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of June 2009 was 1,746 km(1) (1,422 km(1) as of June 2008), with an increase of 324 km(1) (22.8%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of June 2009 was 4,305 km(1) (3,095 km(1) as of June 2008), with an increase of 1,210 km(1) (39.1%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through June 2009 was 5,397.4 GWh(1) (9,035.6 GWh(1) in the same period of 2008). The Company purchased 7,519.5 GWh(1) from CCEAR (auction) (against 6,920.1 GWh(1) in the same period of 2008) and 2,660.0 GWh(1) from Itaipu (against 2,716.2 GWh(1) in the same period of 2008), as shown in the flowchart below:

Energy Flowchart (GWh) (1) (a) (b)	January through June 2009

Notes:
(a) Includes amounts dealt between COPEL's subsidiaries.
(b) Amounts subject to change after final accounting by CCEE.
(c) CG = Center of gravity of the submarket (diff. between energy under contract & energy received in the CG - set forth under contract).

Energy Sales (MWh) – The following table features COPEL’s total energy sales, including those by COPEL Distribuição and those by COPEL Geração e Transmissão:

Category(1)			In MWh

	Jan - June 2009	Jan - June 2009	Variation
Captive Market	9,954,658	9,714,488	2.5%
Residential	2,802,656	2,667,021	5.1%
Industrial	3,173,330	3,307,012	-4.0%
Commercial	2,110,111	1,973,121	6.9%
Rural	877,824	825,024	6.4%
Other	990,737	942,310	5.1%
Concession and permission holders	255,924	246,655	3.8%
TOTAL - COPEL DISTRIBUIÇÃO	10,210,582	9,961,143	2.5%

CCEAR (1)	7,175,055	6,054,574	18.5%
Adjustment Auction (ACR)	136,782	69,561	96.6%
Free Customers	549,230	594,294	-7.6%
Bilateral Contracts	507,719	1,763,242	-71.2%
CCEE	61,891	27,535	124.8%
TOTAL - COPEL GERAÇÃO E TRANSMISSÃO	8,430,677	8,509,206	-0.9%
COPEL CONSOLIDATED TOTAL	18,641,259	18,470,349	0.9%

(1) Out of all the energy sold in the first half of 2009 and in the first half of 2008, 696 GWh and 609 GWh, respectively, were sold to COPEL Distribuição

Obs.: This does not include energy made available through the Energy Reallocation Mechanism (MRE)
CCEE: Electric Energy Trading Chamber
CCEAR: Agreements for Energy Trade on the Regulated Power Market
ACR: Regulated Power Market

COPEL Distribuição’s captive market –The captive market alone consumed 9,954.7 GWh, with 2.5% growth. This performance was influenced mostly by:

- an increase in the number of customers across all customer categories;

- increases of 1.6%, 3.8%, and 4.4% in average residential, rural, and commercial consumption, respectively;

- above-average temperature variations; and

- a recovering Brazilian GDP.

Residential customers consumed 2,802.7 GWh, with 5.1% growth. This increase was influenced by the SELIC interest rate cut, which resulted in cheaper credit for the purchase of electric appliances and electronics. This customer category accounted for 28.1% of COPEL’s captive market consumption. In June 2009, COPEL supplied power to 2,818,001 residential customers.

Industrial consumption fell 4.0%, to 3,173.3 GWh. This drop was due to lower industrial output for export and to very high consumption recorded in 2008. This customer category accounted for 31.9% of COPEL's captive market consumption. In June 2009, COPEL supplied power to 64,957 captive industrial customers.

Commercial customers consumed 2,110.1 GWh, with 6.9% growth. As was the case in the residential category, this performance was influenced by the SELIC interest rate cut and by government measures against the economic crisis and aimed at boosting domestic consumption, which resulted in improved customer demand. This customer category accounted for 21.2% of COPEL’s captive market consumption. In June 2009, COPEL supplied power to 296,684 commercial customers.

Rural customers consumed 877.8 GWh, with 6.4% growth. This customer category accounted for 8.8% of COPEL’s captive market consumption. In June 2009, COPEL supplied power to 343,826 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 990.7 GWh, with 5.1% growth. These categories accounted for 9.9% of COPEL’s captive market consumption. In June 2009, COPEL supplied power to 47,762 customers in these categories.

COPEL Geração e Transmissão’s Market – In 2009, COPEL Geração e Transmissão recorded an increased volume of energy sold under Agreements for Energy Trade on the Regulated Power Market (CCEARs) signed at power auctions. This increase was due to the beginning of supply under CCEAR 2009, with a volume of 245 average MW for eight years at an average sale price of R$ 109.63/MWh (as of June 2009). This energy was previously committed under contracts with free customers and bilateral contracts which expired in 2008.

Number of customers – The number of final customers (captive customers of COPEL Distribuição plus free customers supplied by COPEL Geração e Transmissão) billed in June 2009 was 3,571,243, representing growth of 3.3% over the same month of 2008.

Category			Customers(1)

	June 2009	June 2008	Variation
Residential	2,818,001	2,725,155	3.4%
Industrial	64,957	60,090	8.1%
Commercial	296,684	289,564	2.5%
Rural	343,826	335,277	2.5%
Other	47,762	45,674	4.6%
Total for captive customers	3,571,230	3,455,760	3.3%
Free customers - Copel Geração e Transmissão	13	15	-13.3%
Total	3,571,243	3,455,775	3.3%

2 Management

Workforce – COPEL’s workforce at the end of the first half of 2009 amounted to 8,527(1) employees assigned to the Company’s wholly-owned subsidiaries and 112(1) employees assigned to the companies consolidated into COPEL’s financial statements, as follows:

		Employees (1)

	June 2009	June 2008
Wholly-owned subsidiaries
Copel Geração e Transmissão	1,622	1,478
Copel Distribuição	6,517	6,363
Copel Telecomunicações	388	328
Copel Participações (a)	-	28
	8,527	8,197
Subsidiaries
Compagas	103	84
Elejor (Santa Clara)	6	6
UEG Araucária	3	3
	112	93

(a) Copel Participações was dissolved on December 1, 2008, and all of its employees were transferred to COPEL Geração e Transmissão.

3 Investor Relations

From January through June 2009, COPEL’s common shares (ON) (code CPLE3) and class B preferred shares (PNB) (code CPLE6) were traded on 90% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. Copel’s market value, based on the BOVESPA stock prices at the end of June 2009, was approximately R$ 7,282 million. Out of the 64 securities that make up the Ibovespa index, COPEL’s class B shares ranked 40th, accounting for 0.64% of the portfolio, with a Beta index of 0.58.

COPEL also accounts for 5.81% of the IEE (Electric Energy Index) portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 26.00 (an 18.18% variation), and class B preferred shares were traded at R$ 27.30 (a 13.75% variation). From January through June 2009, the Ibovespa index increased 37.1% .

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 14.13 at the end of the period (a 34.06% increase). Over this period, the Dow Jones index fell 0.6% .

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are traded under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 98% of the trading sessions and had a closing price of 9.91 euros at the end of the period (a 32.13% variation). From January through June 2009, the Latibex index recorded a 48.8% variation.

Stock performance(1) - January - June 2009	Common Shares		Preferred Class B Shares

	Total	Daily average	Total	Daily average
Bovespa
Trades	1,540	14	206,755	1,695
Number of shares	14,651,000	133,191	89,705,700	735,293
Volume (in thousands of reais)	351,791	3,198	2,257,703	18,506
Trading sessions	110	90%	122	100%
Nyse
Number of shares	5,282,120	112,386	55,844,643	450,360
Volume (in thousands of dollars)	65,368	1,391	666,088	5,372
Trading sessions	47	38%	124	100%
Latibex
Number of shares	-	-	262,879	2,191
Volume (in thousands of euros)	-	-	2,284	19
Trading sessions	-	-	120	98%

4 Rates

The average rate for sales to final customers in June 2009 reached R$ 210.96/MWh, representing a 1.6% increase compared with the rate effective in June 2008.

Average rates for sales to final customers are shown below:

Average rates to final customers (a)	R$/MWh (1)

	June 2009	June 2008	Variation
Residential	258.03	252.27	2.3%
Industrial (b)	187.74	185.14	1.4%
Commercial	228.13	227.66	0.2%
Rural	151.24	149.04	1.5%
Others	174.41	173.15	0.7%

Total for sales to final customers	210.96	207.57	1.6%

Notes:
(a) Net of ICMS (VAT)
(b) Does not include free customers

ANEEL (the National Electric Energy Agency), under Resolution no. 839, dated June 23, 2009, approved COPEL Distribuição’s new rates for electricity supply to final customers and for the use of distribution systems (“Tarifa de Uso dos Sistemas de Distribuição” or TUSD).

COPEL’s electricity rates were increased 18.04% on average, out of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, resulting in an average impact of 12.98% on the rates paid by captive customers.

At the 176th Extraordinary Shareholders’ Meeting, on July 23, 2009, the application of the rate increase authorized under ANEEL Resolution no. 839 and of a discount corresponding to the average increase for each customer category was approved, applicable to all of COPEL Distribuição’s captive final customers who paid their previous month’s bills on time. These discounts may be reduced or discontinued at any time.

The main rates for power purchased by COPEL are shown below:

Rates for electricity purchases			R$/MWh (1)

	June 2009	June 2008	Variation
Itaipu	101.31	76.05	33.2%
Auction - CCEAR 2005-2012	68.18	64.66	5.4%
Auction - CCEAR 2006-2013	79.90	75.72	5.5%
Auction - CCEAR 2007-2014	91.02	85.77	6.1%
Auction - CCEAR 2007-2014 (A-1)	113.93	106.57	6.9%
Auction - CCEAR 2008-2015	96.00	91.00	5.5%
Auction - CCEAR 2008-H30	119.94	113.66	5.5%
Auction - CCEAR 2008-T15 (a)	148.38	140.67	5.5%

Note:
(a) Average auction price restated according to the IPCA inflation index.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sale to distributors(1)			R$/MWh (1)

	June 2009	June 2008	Variation
Auction - CCEAR 2005-2012	68.88	65.03	5.9%
Auction - CCEAR 2006-2013	81.33	76.82	5.9%
Auction - CCEAR 2007-2014	90.53	85.36	6.1%
Auction - CCEAR 2008-2015	96.27	90.88	5.9%
Auction - CCEAR 2009-2016	109.63	-	-
Utilities within Paraná	125.74	121.65	3.4%

5 Economic and Financial Performance

Revenues (Note 27)

As of June 2009, net operating revenues reached R$ 2,713,490, an amount 1.7% greater than the R$ 2,668,528 recorded from as of June 2008.

This increase resulted mostly from the following factors:

(i) a 4.9% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (1.9% until June 2009);

(ii) a 4.7% increase in revenues from sales to distributors, mostly on account of the revenues from auction transactions and from the Electric Energy Trading Chamber (CCEE).

(iii) a 33.8% increase in COPEL Telecomunicações’ revenues due to service to new customers and added services to existing ones; and

(iv) a 43.0% increase in other operating revenues due to higher revenues from leases and rents on account of the dispatch of the Araucária Thermal Power Plant by Petrobras.

Operating Costs and Expenses (Note 29)

At the end of June 2009, operating costs and expenses amounted to R$ 1,967,754, representing an increase of 6.8% over the R$ 1,842,120 recorded in the same period of 2008. The main variations were:

A 1.3% reduction in power purchased for resale due mostly to: (i) a drop of R$ 41,927 on account of the effects of the CVA regulatory asset on energy sales; (ii) a R$ 39,176 reduction in Itaipu expenses; (iii) a R$ 17,490 increase in PIS/PASEP and COFINS tax credits on power purchased for resale; (iv) an offsetting increase in power purchased at auctions in the amount of R$ 72,238; (v) power purchased at CCEE in the amount of R$ 11,283; and (vi) power purchased from Itiquira in the amount of R$ 4,059.

A 45.7% increase in charges for the use of the power grid, due mostly to the effects of the Basic Network and Itaipu Transport CVA, in the amount of R$ 53,160, and to the increase in the Basic Network quota, in the amount of R$ 27,888.

A 26.2% increase in personnel and management expenses – which amounted to R$ 352,261 as of June 2009 – compared to the same period last year. This increase was due basically to the payment of labor claims, the 7.5% wage increase applied as of October 2008, the provision for profit sharing, and the increase in social charges and provisions for annual bonus and paid vacation.

The 23.2% increase in materials compared to the same period of 2008 was due mostly to higher purchases of materials and supplies for the power grid, tools, computer equipment, and office supplies.

The 7.8% increase in third-party services was due mostly to higher expenses with power grid maintenance, mail services, and technical and scientific consulting.

Adjusted EBITDA (1)

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 942,415 in June 2009, a figure 9.0% lower than the one recorded in the same period of last year (R$ 1,035,473), as shown below:

Calculation of EBITDA		Consolidated

	June 2009	June 2008
Net income for the period	562,064	613,019
Deferred IRPJ and CSLL	57,875	27,627
Provision for IRPJ and CSLL	228,427	283,331
Equity in results of investees	(21,481)	(22,029)
Interest expenses (income), net	(94,161)	(86,636)
Non-controlling shareholders' interests	13,012	11,096
EBIT	745,736	826,408
Depreciation and amortizaion	196,679	209,065
Adjusted EBITDA	942,415	1,035,473
Net Operating Revenues - NOR	2,713,490	2,668,528

EBITDA Margin%(1)	34.7%	38.8%

(1) EBITDA ÷ NOR
IRPJ= Corporate Income Tax
CSLL= Social Contribution on Net Income

Net income

From January June March 2009, COPEL recorded net income of R$ 562,064, corresponding to R$ 2.0539 per share.

(1) Information unaudited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30.06.2009 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
	CREDIT SUISSE HEDGING-GRIFFO CV S.A (FUNDS)	9,774,900	6.74	-	-	-	-	9,774,900	3.57
	BARCLAYS PLC. (FUNDS)	-	-	-	-	6,634,591	5.17	6,634,591	2.42
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	11,928,807	8.23	396,063	100.00	94,297,996	73.54	106,622,866	38.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30.06.2008 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
		-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	398,287	100.00	100,930,363	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	398,287	100.00	128,226,008	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30.06.2009 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE- FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMEN	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30.06.2008 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE- FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMEN	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	398,287	100.00	100,930,363	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	398,287	100.00	128,226,008	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	398,287	100.00	100,930,363	78.71	123,032,246	44.96

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
NILTON CAMARGO COSTA
ROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	OSMAR ALFREDO KOHLER
Members	ALEXANDRE LUIZ OLIVEIRA DE
HERON ARZUA
MÁRCIO LUCIANO MANCINI
WILSON PORTES

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Management Officer	ANTÔNIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

Deloitte Touche
Tohmatsu
Rua Pasteur, 463 -
5º andar

INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION

To the
Shareholders, Directors, and Officers of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba – PR

1. We have reviewed the financial information (parent company and consolidated) contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL and its subsidiaries for the quarter ended on June 30, 2009, comprising the balance sheets, the statements of operations, the statements of changes in shareholders’ equity, cash flows and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information contained in the quarterly report discussed in paragraph 1 so as to make it compliant with the accounting practices adopted in Brazil, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly reports.

4. As mentioned in note 2, due to changes in the accounting practices adopted in Brazil during 2008, the statements of operations, of changes in shareholders’ equity, of cash flows, and of added value for the quarter ended on June 30, 2008, presented for purposes of comparison, have been reclassified and are being republished. We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of June 30, 2008.

Curitiba, August 10, 2009.

DELOITTE TOUCHE TOHMATSU	Iara Pasian

Independent Auditors	Accountant

CRC no. 2 SP-011.609/O-8 F-PR	CRC no. 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.